1/30

06010639

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Iochpe Maxion

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 06 2006
THOMSON FINANCIAL

FILE NO. 82- 3722 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 2/3/06

FILE NO. 82-3722

RECEIVED
2006 JAN 30 P 1:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
12-21-04

2004 annual report Iochpe-Maxion

IN LINE WITH GROWTH



IOCHPE-MAXION

Iochpe-Maxion



MAIN PRODUCTS

MAXION SISTEMAS AUTOMOTIVOS

Automotive Components Division


Pedal Sets
Hand Brake Levers
Knobs, Cylinders and Keys
Water and Oil Pumps

MAXION SISTEMAS AUTOMOTIVOS

Chassis and Wheels Division


Wheels
Light, Medium and Heavy Stamped Parts
Chassis

AMSTED MAXION FUNDIÇÃO E EQUIPAMENTOS FERROVIÁRIOS

Railroad Casting and Equipments


Boogies
Railroad Wheels
Railroad Freight Cars
Tumblers for Escavators



1 Iochpe-Maxion
CORPORATE PROFILE

Iochpe-Maxion S.A. is a holding company with subsidiaries in the auto parts and railroad equipment industries.

Maxion Sistemas Automotivos has two divisions: the Wheel and Chassis Division, and the Automotive Components Division.

Iochpe-Maxion S.A. is a holding company with two main subsidiaries in the auto parts and railroad equipment industries, which together employ approximately 6,000 people. Both are leaders in their respective markets, reflecting a well-balanced combination of technology, production capacity and quality. A strategy review process carried out over the past few years has enabled Iochpe-Maxion to define a more accurate, consistent and profitable business portfolio. In 2004 this process went ahead, with the company's sale of its automobile window raiser mechanism business. In the same year, the company went through an operational and corporate restructuring, under which the operations of Maxion Componentes Estruturais were taken over by Maxion Componentes Automotivos, which then changed its name to Maxion Sistemas Automotivos.

Corporate Structure


Iochpe-Maxion S.A.
50.0%
Maxion Componentes Estruturais Ltda.
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
6.2%
Maxion Sistemas Automotivos Ltda.
Wheel and Chassis Division
Automotive Components Division

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
This is a joint venture between Iochpe-Maxion and Amsted Industries, which specializes in the manufacture and sale of railcars, cast iron railroad, truck and industrial parts, as well as railroad wheels. The company has plants in Cruzeiro, Osasco and Hortolândia, all in the state of São Paulo. Together, the three plants employ 3,600 workers.

Maxion Sistemas Automotivos Ltda.
This company operates through two divisions:

- **Wheel and Chassis Division.** This division's plants are in Cruzeiro, in the state of São Paulo, and in Resende, in the state of Rio de Janeiro. The division, which employs 2,900 people, specializes in the manufacture and sale of complete chassis, siderails and cross-members for trucks, buses and light commercial vehicles, as well as steel wheels for trucks, buses and tractors.
- **Automotive Components Division.** This division has its plant in the city of Contagem, in the state of Minas Gerais, and employs 1,300 people. It specializes in the manufacture and sale of door locks, door handles, lock cylinders and keys, latches, pedal sets, handbrake levers, jacks, and water and oil pumps for passenger cars.

In 2004 Iochpe-Maxion recorded consolidated net sales of R$1.1 billion, a growth of 63%, when compared to the previous year; EBITDA of R$155.5 million, or 74% above 2003; and net profit of R$50.8 million, against the R$5.1 million loss from the previous year.

A public company since 1984, Iochpe-Maxion has its control shared between Companhia Iochpe and BNDES Participações – BNDESPAR, both of which have seats on the Board. In 2004 Iochpe-Maxion common shares price rose 302%, while the non-voting stock rose 259%, both within the highest increases on the São Paulo Stock Exchange.


pg.3
2
Iochpe-Maxion's figures
HIGHLIGHTS

Net Sales R$ million


624.0
373.7
411.2
675.7
1,098.6
2000
2001
2002
2003
2004

Exports US$ million


73.6
24.0
24.3
33.4
47.3
2000
2001
2002
2003
2004

Gross Profit R$ million


115.7
80.1
86.6
136.6
227.5
2000
2001
2002
2003
2004

Gross margin % of net sales


25
20
15
10
18.5
21.4
21.1
20.2
20.7
2000
2001
2002
2003
2004

2 Iochpe-Maxion's figures HIGHLIGHTS



EBIT R$ million


126.7
57.5
46.3
36.4
27.1
2000
2001
2002
2003
2004

EBIT Margin % of net sales


20
15
10
5
0
11.5
8.9
8.5
7.4
7.3
2000
2001
2002
2003
2004

EBITDA R$ million


155.5
88.7
89.4
69.0
57.9
2000
2001
2002
2003
2004

EBITDA margin % of net sales


20
15
10
5
0
16.8
15.5
14.2
14.1
13.1
2000
2001
2002
2003
2004

2 Iochpe-Maxion's figures HIGHLIGHTS



Net Bank Debt R$ million


194.8
65.1
105.7
115.0
101.9
2000
2001
2002
2003
2004

Net Bank Debt / EBITDA ratio ratio


2.5
2.0
1.5
1.0
0.5
2.2
1.1
1.5
1.3
0.6
2000
2001
2002
2003
2004

Net Result R$ million


13.6
24.7
(24.2)
(5.1)
50.8
2000
2001
2002
2003
2004

Net Sales from Railway Equipment R$ million


121.6
109.5
120.4
328.1
645.5
2000
2001
2002
2003
2004

2 Iochpe-Maxion's figures

HIGHLIGHTS



Net Sales from Wheels and Chassis R$ million


174.1
207.5
240.7
397.3
626.4
2000
2001
2002
2003
2004

Net Sales from Automotive Components R$ million


119.5
111.5
110.3
114.3
149.5
2000
2001
2002
2003
2004

Export by Destination - 2004 %


2%
7%
7%
14%
52%
18%
USA
South America
Canada/Mexico
Europe
Africa
Middle East/Asia

Export by Product - 2004 %


32%
52%
16%
Wheels
Chassis
Railway Equipament

3 Iochpe-Maxion's figures
KEY INDICATORS



Results (R$ million)	2000	2001	2002	2003	2004
Net Sales	624.0	373.7	411.2	675.7	1,098.6
Domestic Market	480.5	319.1	336.6	575.0	954.5
Exports	143.5	54.6	74.6	100.7	144.1
Gross Profit	115.7	80.1	86.6	136.6	227.5
EBIT	46.3	27.1	36.4	57.5	126.7
Operating Result	(9.9)	(14.1)	(17.9)	19.4	94.1
EBITDA	88.7	57.9	69.0	89.4	155.5
Net Result	13.6	24.7	(24.2)	(5.1)	50.8
Margins (%)					
Gross Margin	18.5%	21.4%	21.1%	20.2%	20.7%
EBIT Margin	7.4%	7.3%	8.9%	8.5%	11.5%
Operating Margin	-1.6%	-3.8%	-4.4%	2.9%	8.6%
EBITDA Margin	14.2%	15.5%	16.8%	13.2%	14.2%
Net Margin	2.8%	6.6%	-5.9%	-0.8%	4.6%
Stock					
Number of Shares (thousand)	2,710,015	2,710,015	2,661,615	2,661,615	2,661,615
Net Result per Share (R$/thousand shares)	5.0	9.1	(9.1)	(1.9)	19.1
Market Cap (R$ million)	86.6	76.2	60.9	200.6	744.3
Dividends (R$ million)	8.0	9.8	-	-	16.1
Debt and Liquidity (R$ million)					
Gross Debt	328.6	229.8	133.6	131.4	175.8
Net Debt	194.8	65.1	105.7	115.0	101.9
Cash and Marketable Securities	133.8	164.7	27.9	16.4	73.9
Total Assets	654.3	516.9	399.3	431.2	631.2
Stockholders' Equity	167.4	181.8	156.6	151.5	186.2
Net Debt/EBITDA (x)	2.2	1.1	1.5	1.3	0.6
Capital Expenditures	18.7	18.8	37.0	39.4	46.8
Additional Data					
Number of Employees	3,543	3,132	3,349	4,267	6,069
Sales per Employee (R$ thousand/employees)	176.1	119.3	122.8	158.4	181.0
Exports (US$ million)	73.6	24.0	24.3	33.4	47.3
Taxes and contributions (R$ million)	64.9	60.9	58.6	70.7	149.7
Wages and labour charges (R$ million)	63.1	61.8	65.8	105.2	165.1
Net Sales from Railway Equipment (R$ million)	121.6	109.5	120.4	328.1	645.5
Net Sales from Wheels (R$ million)	69.8	83.2	113.6	192.4	301.3
Net Sales from Chassis (R$ million)	104.3	124.3	127.1	204.9	325.1
Net Sales from Automotive Components (R$ million)	119.5	111.5	110.3	114.3	149.5

4 opening message


DAN IOSCHPE
chief executive office

In 2004 Iochpe-Maxion's results revealed relevant evolution.

In the past three years, net sales increased 43% per year.

In 2004 net profit reached R$50.8 million, and proposed dividends amounted to R$16.1 million.

The Hortolândia and Osasco plants enabled the company to meet a surge in demand for railroad equipment.

Corporate restructuring results in operational synergy and income tax optimization.

2005 is expected to be another year of growth.

In 2004 Iochpe-Maxion substantially improved its results, and at the same time continued the strategic consolidation of its business portfolio, maintaining a solid capital structure. The major highlight was a solid growth in sales, driven by rising demand in logistics equipment, Iochpe-Maxion's main business sector. Over the past three years, consolidated net sales increased 43% per year, with accelerated growth particularly over the past two years.

In spite of strong domestic demand, Iochpe-Maxion expanded its worldwide customer portfolio in 2004, boosting export sales by 42% to US$47.3 million, 13% of consolidated net sales.

These two factors led to total sales of R$1.1 billion and to a net profit of R$50.8 million. In light of this performance, and in accordance with Iochpe-Maxion's bylaws, the Board will propose a distribution of dividends amounting to R$16.1 million, at the company's Ordinary General Shareholders' Meeting. This is equivalent to 37% of the net profit, with an additional 10% for non-voting stock, discounting the accumulated loss of R$9.9 million from previous years.

From an operational perspective, 2004 saw many important advances. The Hortolândia and Osasco plants in the state of São Paulo, which were leased at the end of 2003, *enabled the company to meet a surge* in demand for railroad equipment, and to secure new sales contracts. It is worth mentioning the new orders for 6,933 freight railcars, of which 5,557 to be delivered in 2005 and 1,376 in 2006, a clear signal of continued growth in this segment.

From a corporate perspective, the year's highlight was the restructuring of the automotive component and structural component businesses under Maxion Sistemas Automotivos, which now operates through the Wheel and Chassis Division and the Automotive Component Division. This ensured since August greater operational synergy and a more suitable consolidated income tax rate.

Concerning the refining of the business portfolio, in 2004 the company sold the Automotive Components Division's assets, related to the window raiser mechanism business, to Brose do Brasil Ltda., a subsidiary of Brose International GmbH. This business accounted for 51% of sales to the passenger car segment and 7% of consolidated net sales.

These actions individually, or all together, show Iochpe-Maxion's commitment to enduring growth and increasingly better results.

2005 should be another year of growth, driven by rising demand for vehicle and railroad equipment, and by expanding exports. This confirms the company's commitment to achieving positive results through *organic sales growth, steady operational margins* and an adjusted capital structure.

Dan Ioschpe
Chief Executive Officer



5 STRATEGY



Iochpe-Maxion remains committed to its strategic planning, which is based on financial discipline, enhancement of its business portfolio, organic sales growth, sustained operational margins and an adjusted capital structure.

The company's decision to focus its energy on the logistics equipment business led to the sale of the assets related to its window raiser mechanisms business, under the Automotive Components Division. The R$17.8 million deal with Brose do Brasil Ltda., a subsidiary of Brose International GmbH, was closed on September, 2004. In 2004 this business accounted for 51% of sales to passenger cars and 7% of consolidated net sales.

Iochpe-Maxion's recent history comprises three unique and complementary periods. The first, from 1998 to 2001, was one of divestitures, which enabled the company to reduce its debt and consequently operate a dramatic change in its capital structure. In the second period, from 2001 to 2003, Iochpe-Maxion improved operating margins and expanded production capacity, to gain a competitive edge and refine its business portfolio. After 2003, the company set out to achieve consistent organic growth, a strategy supported by permanent investment, and backed by numerous opportunities in an expanding market.

With the perspective of rising demand for vehicle and railroad equipment throughout 2005, Iochpe-Maxion is increasingly committed to this strategy, which has proven to be efficient in enhancing the company's profitability and value added to its shareholders.

Focus on the logistics-equipment business.

Current phase: the company seizes market opportunities and enjoys substantial growth.

6 MARKET



The heavy-vehicle segment was the top performer in 2004.

The domestic market demanded 5.6 thousand railcars in 2004, a 135% rise.

Exports reached US$47.3 million in 2004, a 42% rise.

In 2004 greater overall economic activity in Brazil benefited Iochpe-Maxion's market segments. This was particularly true in the logistics segment, which profited from the country's record exports. In 2004, automotive manufacturing in Brazil rose 21% over 2003, reaching 2,205 thousand units. The most significant increases were seen in the production of light commercial vehicles (up 46%), trucks (up 36%), and agricultural machinery (up 14%). The passenger car sector rose 17%, while buses expanded 7%. The highlights on the export side were trucks, light commercial vehicles and agricultural machinery, which increased volumes by 98%, 53% and 45%, respectively.

The railroad equipment market enjoyed a year of solid growth, highlighted by the production of 5,642 freight railcars, a growth of 135% over 2003. The railroad wheel market decreased 16%, while the casting parts markets rose 48%.



Despite the appreciation of the local currency (R$) against the US dollar, the company had a good performance in its export business. This was in line with the country's overall performance, which had record trade surplus and exports in 2004. Iochpe-Maxion's export sales reached US$47.3 million, up 42% in dollar terms over 2003 figures, and represented 13% of consolidated net sales. The major growth was in railroad castings, which increased 68% in dollar terms. United States and Canada accounted for 52% of all exports.

6 MARKET





Segment (In thousand units, except variation)	Brazilian production			Exports		
	2004	2003	Var. 04/03	2004	2003	Var. 04/03
Cars	1,754.6	1,505.0	16.6%	493.8	440.3	12.1%
Light Commercial	315.6	216.1	46.0%	110.3	72.3	52.5%
Trucks	106.9	78.9	35.5%	25.3	12.8	97.5%
Buses	28.7	27.0	6.5%	12.9	9.3	38.8%
Total Vehicles	2,205.9	1,827.0	20.7%	642.3	534.7	20.1%
Agricultural Machinery	66.9	58.8	13.8%	31.0	21.4	44.7%

Source: Anfavea.

Segment	2004	2003	Var. 04/03
Freight railcars (units)	5,642	2,399	135.2%
Railroad castings (metric tons)	3,386	2,288	48.0%
Railroad wheels (units)	41,595	49,550	(16.1%)

Source: Amsted-Maxion estimates.



7

subsidiary and joint venture
MAXION SISTEMAS AUTOMOTIVOS



Net sales of the Wheel and Chassis Division rose 58% in 2004, reaching R$626.4 million.

The chassis segment accounted for R$325.1 million in net sales, representing 52% of the Division's net sales.

The wheels segment accounted for R$301.3 million in net sales, comprising 48% of the Division's net sales.

In September 2004 the Automotive Components Division sold the assets of its window mechanism business for R$17.8 million.

Following its operational and corporate restructuring in August 2004, the company now operates through two divisions:

Wheel and Chassis Division

The Wheel and Chassis Division's net sales reached R$626.4 million in 2004, up 58% on 2003's figures and representing 57% of Iochpe-Maxion's consolidated net sales. This growth is associated with higher domestic production of light commercial vehicles, trucks, agricultural machinery and buses, and also with the increase in exports – mainly wheels – in spite of the local currency (R$) appreciation against the US dollar. It is also worth mentioning the hard work to trim costs throughout the year, to minimize the impact of the rising cost of raw materials, especially steel, which is the Division's main raw material. In 2004 the Division invested considerable amounts in technology and new product development, in addition to production capacity expansion.

The chassis segment, which manufactures complete chassis, siderails, cross-members and light structural parts, generated net sales of R$325.1 million, which accounted for 52% of the Division's net sales, and was 59% higher than the previous year's figures. This segment's products had a 69% share in the domestic market. Exports of US$7.6 million accounted for 8% of net sales in this segment, and were shipped mainly to the United States.

The wheel segment, which produces truck, bus, off-road and agricultural wheels, recorded R$301.3 million in net sales in 2004, up 57% on the previous year's figures and representing 48% of the Division's overall net sales. This segment's share of the domestic market remained at 57%. Exports in this segment reached US$24.6 million, or 24% of net sales. The main destinations were the United States, Argentina, Italy and South Africa.

Automotive Components Division

In 2004 the Automotive Components Division achieved net sales of R$149.5 million, an increase of 30.8% over the previous year. This figure represented 14% of Iochpe-Maxion's consolidated net sales and was in line with the 18% rise in the domestic production of passenger cars and light commercial vehicles, which was influenced by the rising exports in those segments. On September 2004 this Division sold its assets related to the production of window raiser mechanisms to Brose do Brasil Ltda., a subsidiary of Brose International GmbH, for R$17.8 million. The business sold represented 51% of sales in the passenger car segment and 7% of Iochpe-Maxion's consolidated net sales in 2004. Transfer of the sold assets began in October 2004 and should be concluded in the first quarter of 2005. The Automotive Component Division remain manufacturing door latches, handles, key and cylinders sets, handbrake levers, pedal sets and jacks, as well as water and oil pumps.

8 subsidiary and joint venture AMSTED-MAXION FUNDIÇÃO E EQUIPAMENTOS FERROVIÁRIOS S.A.



Amsted-Maxion's net sales grew 97% over the previous year.

The growth in railroad equipment market was driven mainly by increased demand for the transport of ore, steel and agricultural commodities.

Firm railcar orders for 2005 and 2006 now total 6,933 units amounting to sales of R$1.1 billion.

Amsted-Maxion is a joint venture established in February 2000 between Iochpe-Maxion and Amsted Industries, an American corporation which is a technology benchmark and world leader in the production of railroad castings. Amsted-Maxion manufactures freight railcars, railroad and industrial castings and railroad wheels. Its net sales increased 97%, from R$327.5 million in 2003 to R$645.5 million in 2004, which represented 29% of Iochpe-Maxion's consolidated net sales. This solid growth is directly associated with greater demand in the domestic railroad equipment market, which has experienced in 2004, its busiest period in recent history, due to higher volumes of iron ore, steel products and agricultural commodities. Exports amounted to US$30.2 million in 2004, a 68% rise in dollar terms over the previous year. Consequently, export sales accounted for 14% of the company's net sales. A highlight for this subsidiary was the start-up of the castings export program to Caterpillar, Inc. in the United States, as part of a five-year agreement, which shall reach US$37 million in sales.

In 2004 Amsted-Maxion sustained an important share of its domestic markets, with 74% of the freight railcar market, 50% of the industrial castings, 80% of the railroad castings and 40% of the railroad wheels. Amsted-Maxion also upgraded casting production and railcar assembly facilities in Osasco and Hortolândia, both in the state of São Paulo, a move aimed at addressing existing demand and seizing market opportunities.

Amsted Maxion's order backlog sums already 6,933 freight railcars, of which 5,557 to be delivered in 2005 and 1,376 in 2006, representing sales of R$1.1 billion. This orders include a 5,760 railcars order placed by Companhia Vale do Rio Doce, a 500 railcars order by Brasil Ferrovias and export contracts to Venezuela, Gabon and Guinea.

9 COMPETITIVE EDGE



The company's competitive edges add value to the business.

Several aspects of Iochpe-Maxion's business, which are not reflected in its financial statements, give it a competitive edge and add value to the business. These include:

• Long-term, close contractual relationships with practically all local and international customers;
• Leading position in most of the Brazilian markets in which the company is active;
• Acknowledgement of the Maxion brand, a reference in its markets and directly related to competitiveness, quality, punctuality and reliability;
• Financial discipline in its capital expenditures;
• Growing production capacity, in line with demand, aimed at fully addressing customer needs and seizing market opportunities;
• Strategic, technological and marketing associations and partnerships with key international companies that are leaders in their industries;
• Highly trained and updated technical and administrative staff;
• Growing exports to several destinations;
• International product quality acknowledgement;
• Qualified supplier of world class customers.




10
STATEMENTS

Statements of Cash Flows - Indirect Method (In thousands of Reais)

Years ended December 31, 2004 e 2003

	Parent Company		Consolidated	
Cash flows from operating activities	**2004**	**2003**	**2004**	**2003**
Net income (loss) for the year	50,826	(5,111)	50,826	(5,111)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities				
Depreciation and amortization	32	48	26,744	28,401
Deffered income and social contribution taxes - Current and non current	23,600	1,241	7,412	5,395
Amortization of goodwill	2,016	3,457	2,016	3,457
Disposal of fixed assets	117	106	24,393	1,079
Equity in income of subsidiaries	(96,184)	(9,992)	-	-
Interest on shareholders' equity and dividends from subsidiaries				
Received	16,678	14,756	-	-
Receivable	13,584	-	-	-
Changes in assets and liabilities				
Increase in accounts receivable	-	-	(58,276)	(3,397)
Increase in inventories	-	-	(72,831)	(30,893)
Increase in accounts payable	-	-	30,572	7,936
Decrease (increase) in other accounts receivable, taxes and other accounts	24,276	27,315	(13,886)	(9,995)
(Decrease) increase in other accounts payable, provisions and other accounts	(1,143)	(6,155)	98,335	35,847
Increase (decrease) in income and social contribution taxes	-	-	9,426	(95)
Net cash provided by operating activities	33,802	25,665	104,731	32,624
Cash flows from investment activities				
Acquisition of property, plant and equipment	(21)	(41)	(54,314)	(41,207)
Acquisition of share/quotas	-	(3,101)	-	-
Net cash used in investments activities	(21)	(3,142)	(54,314)	(41,207)
Cash flows from financing activities				
Loans	-	-	251,679	212,591
Loan/debentures payments	(23,714)	(24,243)	(222,690)	(207,100)
Interest paid - loans/debentures	-	-	(18,133)	(12,155)
Net cash provided by (used in) financing activities	(23,714)	(24,243)	10,857	(6,664)
Increase (decrease) in cash and cash equivalents	10,067	(1,720)	61,273	(15,247)
At beginning of year	4,745	6,465	12,653	27,900
At end of year	14,812	4,745	73,926	12,653
Increase (decrease) in cash and cash equivalents	10,067	(1,720)	61,273	(15,247)



Statements of value added (in thousands of Reais)

Years ended December 31, 2004 e 2003

	Parent Company		Consolidated	
	2004	2003	2004	2003
Income (expenses)				
Sales of goods and services rendered	-	-	1,315,664	759,938
Provision for doubtful accounts - reversal (increase)	-	-	2,777	(1,773)
Nonoperating result	(9,650)	(2,452)	(20,570)	(5,863)
	(9,650)	(2,452)	1,297,871	752,302
Inputs acquired from third parties (including ICMS and IPI Taxes)				
Raw materials consumed	-	-	606,190	363,365
Cost of goods sold and services rendered	-	-	177,160	88,520
Material, power, third party services and other	1,889	2,515	88,410	49,929
	1,889	2,515	871,760	501,814
Gross (reduced) value added	(11,539)	(4,967)	426,111	250,488
Retentions				
Depreciation and amortization	(32)	(48)	(26,744)	(28,401)
Amortization of goodwill	(2,016)	(3,457)	(2,016)	(3,457)
(Reduced) value added (consumed by) produced by the Company and its subsidiaries	(13,587)	(8,472)	397,351	218,630
Transferred value added				
Equity in net income of subsidiaries	96,184	9,992	-	-
Financial income	7,530	12,564	7,360	19,684
	103,714	22,556	7,360	19,684
Value added to be distributed	90,127	14,084	404,711	238,314
Distribution of value added				
Payroll and related charges	2,554	2,299	165,078	105,211
Taxes and contributions	25,394	1,968	149,677	70,673
Interest and rents	11,353	14,928	39,130	67,541
Proposed dividends	16,118	-	16,118	-
Legal reserve	2,044	-	2,044	-
Statutory reserve for investment and working capital	22,726	-	22,726	-
Compensation of accumulated losses	9,938	-	9,938	-
Loss of the year	-	(5,111)	-	(5,111)
	90,127	14,084	404,711	238,314

11 FINANCIAL PERFORMANCE



Net Sales Breakdown (in million of Reais)

Net Sales breakdown by company, division and segment

	2004			2003			Var.04/03 (%)		
	Market			Market			Market		
	Domestic	Export	Total	Domestic	Export	Total	Domestic	Export	Total
Maxion Sistemas Automotivos									
Wheel and Chassis Division	526.9	99.5	626.4	323.8	73.5	397.3	62.7%	35.4%	57.7%
Chassis, siderails and stamped parts	298.9	26.2	325.1	187.3	17.6	204.9	59.6%	48.9%	58.7%
Truck, bus, agricultural equipment and off-road wheels	228.0	73.3	301.3	136.5	55.9	192.4	67.0%	31.1%	56.6%
Amsted-Maxion Fundição e Equip. Ferrov.	557.4	88.1	645.5	274.5	53.6	328.1	103.1%	64.4%	96.7%
Freight railcars and boogies	489.7	2.3	492.0	221.3	11.2	232.5	121.3%	(79.5%)	111.6%
Railroad wheels	15.9	9.1	25.0	19.8	7.8	27.6	(19.7%)	16.7%	(9.4%)
Railroad, industrial and truck castings	51.8	76.7	128.5	33.4	34.6	68.0	55.1%	121.7%	89.0%
Maxion Sistemas Automotivos									
Automotive Components Division	148.9	0.6	149.5	113.9	0.4	114.3	30.7%	50.0%	30.8%
Window raiser mechanisms	74.5	0.6	75.1	56.5	0.4	56.9	31.9%	50.0%	32.0%
Other components	74.4	–	74.4	57.4	–	57.4	29.6%	–	29.6%
(-) Consolidation adjustments	(278.7)	(44.1)	(322.8)	(137.2)	(26.8)	(164.0)			
Iochpe-Maxion – Consolidated	954.5	144.1	1,098.6	575.0	100.7	675.7	66.0%	43.1%	62.6%

Net sales breakdown by sector (in million of Reais)

Sector	2004	2003	Var.04/03
Vehicle producers in Brazil			
- Buses, trucks, light commercial vehicles and agricultural machinery	526.9	323.8	62.7%
- Cars	148.9	113.9	30.7%
	675.8	437.7	54.4%
Brazilian railroad companies	278.7	137.3	103.0%
Exports	144.1	100.7	43.1%
Iochpe-Maxion – Consolidated	1,098.6	675.7	62.6%

Domestic market share

Companies	2004	2003
Maxion Sistemas Automotivos		
Chassis, siderails and stamped parts	69%	70%
Truck, bus, agricultural and off-road wheelss	57%	59%
Amsted-Maxion Fundição e Equip. Ferrov.		
Freight railcars and boogies	74%	83%
Railroad wheels	40%	40%
Railroad castings	80%	80%
Industrial castings	50%	60%
Maxion Sistemas Automotivos		
Handbrake levers	42%	44%
Pedal sets	26%	23%
Jacks	20%	17%



11 FINANCIAL PERFORMANCE



Financial performance is associated with substantial growth in sales.

Net Sales

Consolidated net sales reached R$1,098.6 million in 2004, a 62.6% rise over 2003. This performance is derived from growth in all the company's domestic markets, especially railroad equipments, truck and light commercial vehicle components, and also reflects rising exports.

Cost of Goods Sold

The cost of goods sold amounted to R$871.1 million in 2004, accounting for 79.3% of net sales (79.8% in 2003). This change is due to higher prices of raw materials and better absorption of indirect manufacturing expenses (see explanation in the "Gross Profit" section).

Gross Profit

Gross profit amounted to R$227.5 million in 2004, which represented 20.7% of net sales (20.2% in 2003). This 50 basis point growth in gross profit resulted from better absorption of indirect manufacturing expenses, due to strong growth in volumes, and the negative effects of strong rises in the prices of raw materials, which had not been fully passed on to prices.

Operating Expenses

Commercial expenses in 2004 amounted to R$55.3 million, or 5.0% of net sales (6.5% in 2003). This represented a growth of 25.4% in local currency (R$) terms compared with the previous year's figures. This growth was the result of higher variable sales expenses, especially freight, commissions and royalties, all of which accounted for 87% of the commercial expenses in 2004.

Administrative expenses amounted to R$38.9 million, or 3.5% of net sales (4.9% in 2003), a growth of 16.6% in local currency (R$) terms. This increase is the result of higher wages and payroll taxes, which accounted for 43% of this expense.

Other operational expenses amounted to R$6.6 million in 2004, compared to R$1.6 million in 2003, mainly due to the completion of provisions related to tax litigation.

Earnings Before Interest and Taxes (EBIT)

EBIT amounted to R$126.7 million, a 120.4% increase over the previous year, or 11.5% of net sales, compared to 8.5% in 2003 (see explanation in the "Gross Profit" and "Operating Expenses" sections).

Net Financial Expenses

Net financial expenses amounted to R$32.6 million in 2004 (R$38.1 million in 2003), reflecting the positive effect of an appreciating local currency (R$), which amounted to R$3.3 million (R$4.0 million in 2003) and a lower average borrowing cost. It also reflects the negative impact of higher average debt during this period (see the "Liquidity and Debt" section for the reasons for this rise).

11 FINANCIAL PERFORMANCE



Non-Operating Result

In 2004 non-operating result was a negative R$20.6 million (1.9% of net sales), against a negative result of R$5.8 million during 2003 (0.9% of net sales). The main component of this figure was Maxion Sistemas Automotivos' R$10.7 million goodwill write-off in the third quarter, following its corporate and operational restructuring. Other important items were adjustments in assets and expenses of discontinued businesses.

Income Tax and Social Contribution

Income tax and social contribution amounted to R$22.7 million in 2004 (R$18.6 million in 2003), for earnings before income tax of R$73.6 million (R$13.5 million in 2003). Following the corporate restructuring, the company deferred R$13.6 million in income tax and social contribution during the third quarter.

Net Income

Net income reached R$50.8 million in 2004, against a R$5.1 million loss in 2003; this result was driven by higher consolidated net sales, cost control, and the corporate restructuring.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA conciliation	in millions of R$
Operating profit after net financial expenses	94.1
(+) Net financial expenses	32.6
(+) Depreciation	23.1
(+) Amortization	5.7
(=) EBITDA	155.5

In 2004 EBITDA increased 73.9% over the previous year, reaching R$155.5 million. This figure represented 14.2% of net sales, against 13.2% recorded in 2003 (see explanations in the "Gross Profit" and "Operating Expenses" sections).

Working Capital

In 2004 working capital rose R$40.2 million, due to increases of R$58.3 million in accounts receivable, R$76.8 million in inventories, and R$13.1 million in other accounts receivable, following solid growth in sales. Increases in accounts payable (suppliers, customer credits and others), amounting to R$105.0 million, partially offset increases in assets.

Capital Expenditure

Capital Expenditure totaled R$46.8 million in 2004 (R$41.2 million in 2003) used mainly into new-product development, plant modernization, and production capacity expansion of truck and bus wheels, castings and railroad cars.

12 LIQUIDITY AND DEBT



Marketable securities and cash at the end of 2004 reached R$73.9 million, all registered in the short term. Dollar-denominated cash and marketable securities represented about 4% of such amount at year end.

Consolidated gross bank debt at the end of 2004 reached R$175.8 million, with R$116.8 million registered in the short term and R$59.0 million in long term. The main indexes of this debt were the US dollar, accounting for 32% of total gross value, followed by the CDI – interbank rate (26%), TJLP – government rate (23%), INPC – inflation rate (16%), and IGPM – inflation rate (3%). Once all dollar-denominated assets and liabilities were consolidated, net foreign-exchange exposure amounted to a liability position of US$11.4 million at the end of 2004.



Net consolidated bank debt declined from R$115.0 million in December 2003 to R$101.9 million in December 2004. The ratio between this figure and EBITDA stood at 0.6x in 2004, lower than the 1.3x of 2003. The net consolidated bank debt position at the end of 2004 benefited from R$43.0 million (as opposed to R$2.2 million at the end of 2003) of prepayments of railcar sales contracts to be delivered the following year. If these prepayments are disregarded, there would be a R$27.7 million rise in consolidated net bank debt in 2004 (see explanations for this growth in the "Net Financial Expenses", "Non-Operating Result", "EBITDA", "Working Capital" and "Capital Expenditure" sections). As a subsequent event, in January 2005 Iochpe-Maxion fully redeemed in advance its fourth and only outstanding debenture issue, amounting to R$28.2 million.

13 RISK MANAGEMENT



Risk management at Iochpe-Maxion comprises six main issues:

Operational risk

Iochpe-Maxion minimizes the risks of partial interruption of its business activities caused by equipment breakdown through an effective preventive-maintenance program applied daily to all its plants. Trained teams, supported by initiatives that permeate a culture of safety at the workplace, work hard to reduce the number of accidents and events that can interfere with the production process or harm the community. A raw-material inventory policy reduces the risk of shortages by maintaining proper safety stocks, along with volume quota arrangements with key suppliers.

Foreign-exchange rate

Iochpe-Maxion strive to reduce its exposure to the US dollar, due to the predominance of local currency (R$) in the company's business. Consequently, whenever possible, any debt denominated in foreign currency is matched by hedge operations. If this is not feasible, debts are backed by export operations. On December 31, 2004 the company had a liability exposure amounting to US$11.4 million, which corresponds to 3 months of exports. Foreign-exchange rates affect exports, which amounted to about 13% of the company's consolidated net sales in 2004.

Interest rate and inflation

Changes in the benchmark Selic interest rate and inflation indicators directly impact customer demand in Iochpe-Maxion's main markets. These variables also affect the company's borrowing costs. At year end, 26% of Iochpe-Maxion's total debt was indexed to the CDI – interbank rate, 23% to the TJLP – government rate, 16% to the INPC – inflation index, and 3% to the IGP-M – inflation index.



13 RISK MANAGEMENT

The Wheel and Chassis Division holds ISO 14001 environmental certification.

Economic scenario

Demand for products manufactured by Iochpe-Maxion is also dependent on a general perception of Brazil's economic environment. Changes in the country's GDP affect the need for transporting goods and, consequently, the railroad equipment and wheel and chassis for truck and light commercial vehicles segments, as well as the pace at which the automobile, pickup truck and bus fleets are upgraded. In 2004, 87% of consolidated net sales originated from domestic demand in the various market segments.

Capital Expenditures

To maintain updated as far as technology, match market demand and align itself with its customers' quality expectations, Iochpe-Maxion pursues a policy of permanent capital expenditures. However, before any new project is implemented, it is tested for feasibility to ensure they are profitable and do not jeopardize the company's capital structure.

Environmental risk

Iochpe-Maxion has a strict policy of permanent environmental monitoring of its operations. This is performed within safety standards set by federal, state and local laws and regulations. Maxion Sistemas Automotivos' Wheel and Chassis Division holds ISO 14001, an internationally recognized environmental certification.



14 CAPITAL MARKET



Iochpe-Maxion's non-voting shares rose 259%, among the highest increases recorded by BOVESPA-listed companies.

In 2004 Iochpe-Maxion recorded substantial growth in the average daily volume of its share trades at the São Paulo Stock Exchange (BOVESPA: MYPK3 and MYPK4), which reached R$416.2 thousand (a 783% increase over 2003) and in the average daily number of trades, which reached 23 deals (a 326% rise over 2003). The percentage of free-float increased from 19.8% at the end of 2003, to 25.3% at the end of 2004.

Non-voting shares closed the year traded at R$297.99 per thousand shares, an appreciation of 259% in 2004, while common shares jumped 302.0%, traded at R$245.00 per thousand shares, being among the highest increases recorded by companies listed on the São Paulo Stock Exchange, and achieving market capitalization of R$744.3 million. At December 31, 2004, Iochpe-Maxion's book value per thousand shares was R$69.97.

At Iochpe-Maxion's Annual Shareholders' Meeting, management will propose the distribution of dividends amounting to R$16.1 million, or R$5.683938781 per thousand common shares and R$6.252332659 per thousand non-voting shares, a 2.3% and 2.1% yield, respectively, based on the share quotations at the end of 2004. According to the company's bylaws, the dividends are equivalent to 37.0% of the net profit (less any accumulated losses from previous years), with an additional 10% for non-voting shares. At the end of 2003, Iochpe-Maxion registered accumulated losses of R$9.9 million.

Declared Dividends R$ million


8.0
9.8
16.1
2000
2001
2002
2003
2004

Shares Traded - Amount R$ thousand/day


262.6
52.1
26.4
47.1
416.2
2000
2001
2002
2003
2004

14 CAPITAL MARKET



Number of Trades trades/day


23.0
13.8
6.5
3.0
5.4
2000
2001
2002
2003
2004

Common Shares (MYPK3) x IBOVESPA

2000 = 100


800
700
600
500
400
300
200
100
0
Common Shares (MYPK3)
IBOVESPA
773
192
100
91
74
174
100
77
60
144
2000
2001
2002
2003
2004

Non-voting Shares (MYPK4) x IBOVESPA

2000 = 100


1450
1300
1150
1000
850
700
550
400
250
100
0
Non-voting Shares (MYPK4)
IBOVESPA
1.356
100
91
74
156
174
100
88
64
144
2000
2001
2002
2003
2004

Market Cap R$ million


744.3
200.6
90.4
76.2
60.9
2000
2001
2002
2003
2004

15 CORPORATE GOVERNANCE



Iochpe-Maxion won a Silver Award for its five consecutive years of meetings with APIMEC.

Board members serve a renewable one-year term.

Iochpe-Maxion's corporate governance system is composed by practices aligned with the highest Brazilian and international standards. The adoption of such practices, translate into the use of procedure standards in the relationship with its shareholders and other stakeholders beyond the ones required by law or regulations.

All those practices seek to reach four essential targets: disclosure, fairness in the treatment of shareholders, accountability and corporate responsibility.

Disclosure Policy

In order to disclose quality and accurate information and to strengthen ties with the market, throughout 2004, Iochpe-Maxion organized four meetings with the financial community, each attended by more than 100 participants. It also participated in four conferences at the invitation of banks and brokers. The meeting with representatives of the Capital Market Professionals and Investors Association - APIMEC was, once again, an important opportunity to establish a productive and interactive communication channel with the various members of this market. At this event the association granted Iochpe-Maxion the Silver Award, to honor the company's fifth consecutive year of meetings with analysts.

To ensure company data are provided to the market transparently, safely, timely and comprehensively, Iochpe-Maxion has adopted a Disclosure Policy for all information that directly or indirectly may affect the price of its securities or investors' decisions to buy, sell or retain the company's shares. One way Iochpe-Maxion invests in communication is its Investor Relations website (www.iochpe-maxion.com.br), which is permanently upgraded and provides a history of press releases, relevant facts, presentations, annual reports and financial statements.

Board of Directors

Iochpe-Maxion's Board of Directors consists of eight members. One is an independent member, chosen by non-controlling shareholders, holders of non-voting shares, from a three-name shortlist presented by the controlling shareholders. Moreover, in 2004, after Bradesco Previdência e Seguros S.A. decided to sell its common stock to Companhia Iochpe, the seat formerly occupied by a Bradesco representative was taken by another independent Board member, appointed by Companhia Iochpe.

All Board members serve a renewable one-year term. The Board meets monthly or whenever they are summoned by the Chairman of the Board or by a majority of Board members. All Board decisions must be approved by at least 75% of its members.

15 CORPORATE GOVERNANCE



Current members of Iochpe-Maxion's Board are:

- **Ivoncy Brochmann Ioschpe**, Chairman of the Board, appointed by Companhia Iochpe, 65 years old, an economics graduate from Rio Grande do Sul Federal University. He is the President of IEDI (Industrial Studies and Development Institute) and is a member of the Business and Trade Development Council of the Foreign Relations Ministry of Brazil. Has been an Iochpe-Maxion Board member since 1984.
- **Caio Marcio de Ávila Martins Pinhão**, appointed by BNDES, 46 years old, an engineer in mineral technology from Rio de Janeiro Federal University. He joined BNDES in 1993 and has been Department Manager of the Heavy Industry Department for the past two years. Has been an Iochpe-Maxion Board member since 2003.
- **Clayton Crystallino da Rocha**, appointed by BNDES, 52 years old, a management graduate. Manager at BNDES Participações S.A. since 1982. He was a Board member of Tupy, Ferronorte/Ferroban and Companhia Petrolífera Marlin. Has been an Iochpe-Maxion Board member since 2003.
- **Daniel Ioschpe**, appointed by Companhia Iochpe, 67 years old, an engineer graduate from Rio Grande do Sul Federal University. Has been an Iochpe-Maxion Board member since 1984.
- **Geraldo Hess**, appointed by non-controlling shareholders, from a three-name shortlist submitted by the controlling shareholders, 62 years old, has a Master's Degree in Economic Planning from Stanford University. He is a Board member at Prosegur, Petropar, Cristália, Medabil Varco-Pruden, Bunge, Seara, Mundial, Grupo Lachmann, Booz-Allen & Hamilton do Brasil, Chronos Check Forte, CVI Companhia Vontobel de Investimentos, Siciliano, Terphane (USA) and Endeavor. He is also a business consultant at Goldman Sachs and Chairman of the Board of Junior Achievement. Has been an Iochpe-Maxion Board member since 1993.
- **Iboty Brochmann Ioschpe**, appointed by Companhia Iochpe, 56 years old, an economics graduate from Rio Grande do Sul Federal University. Has been an Iochpe-Maxion Board member since 1984.
- **Mauro Litwin Iochpe**, appointed by Companhia Iochpe, 56 years old, a business graduate from Porto Alegre Catholic University, state of Rio Grande do Sul. Has been an Iochpe-Maxion Board member since 1992.
- **Nildemar Secches**, appointed by Companhia Iochpe, 56 years old, a mechanical engineer from University of São Paulo, with a graduate degree in Finance from Rio de Janeiro Catholic University and a PhD in Economics from Unicamp in the state of São Paulo. He is the CEO of Perdigão since 1995 and is Chairman of the Board at WEG and a Board member of Ultrapar Participações. Has been an Iochpe-Maxion Board member since 2004.

15 CORPORATE GOVERNANCE



Executive Officers are yearly ellected and do not participate on the Board of Directors.

Executive Officers

The Executive Officers consists of four members, yearly chosen by the Board of Directors. Executive Officers do not sit on the Board of Directors. These are the current officers:

- **Dan Ioschpe,** Chief Executive Officer of Iochpe-Maxion, 40 years old, has an MBA degree from the Amos Tuck School of Business Administration at Dartmouth College in the United States. Held various positions at Iochpe-Maxion until June 1996, when he became president of AGCO do Brasil. Returned to Iochpe-Maxion in 1998, when he was appointed C.E.O.
- **Armando Ulbricht Júnior** is a Director of Iochpe-Maxion, 55 years old, has an engineering degree from São Paulo University. Before joining Iochpe in 1986, he was a division manager at Engesa – Engenheiros Associados S.A. He is currently Director Superintendent at Maxion Sistemas Automotivos' Wheel and Chassis Division.
- **Oscar Antônio Fontoura Becker** is the Chief Financial Officer and Investor Relations Director at Iochpe-Maxion, 52 years old, a business graduate from Faculdades São Judas Tadeu, in São Paulo. He is a former Chief Executive of Iochpe Seguradora.
- **Marcos Luchese** is a Director at Iochpe-Maxion, 43 years old, a mechanical engineering graduate from Catholic University, in the state of Rio Grande do Sul. Joined the company in 1981 as an intern. He is the Director Superintendent at Maxion Sistemas Automotivos' Automotive Components Division.

Besides those four members, there is the Director Superintendent of the joint venture Amsted Maxion:

- **José Antônio Rodrigues**, 54 years old, a mechanical engineering graduate from UNESP and Business Management course at Kellog Northwestern University – USA and "Strategic Management" at Insead – France.

15 CORPORATE GOVERNANCE



The Audit Board has three members, one of them appointed by non-controlling shareholders.

Audit Board

The Audit Board has three members, two appointed by the controlling shareholders and one by non-controlling shareholders holders of non-voting shares. Current members are:

- **Ademar Rui Bratz**, 57 years old, has a business degree from the Rio Grande do Sul Federal University and an MBA degree from Syracuse University, in the USA. He is currently a consultant at Olvebra Industrial S.A.
- **Luciano Carvalho Ventura**, 57 years old, has a Master's degree in business from Getúlio Vargas Foundation, in São Paulo. For 13 years he worked in the economic and finance area of the parent company of an important Brazilian Group and held executive positions in its subsidiaries. He currently provides consulting services in corporate governance and stockholder representation, and sits on various Boards and Audit Boards.
- **Maurício Diácoli**, 44 years old, an accounting graduate from FMU-SP. He has a number of extension courses in finances and accounting and is a specialist in local and international accounting (US GAAP). He has 15 years' experience in an international auditing and consulting company.

Independent Audit

In compliance with Instruction No. 381 by CVM, the Securities Commission in Brazil, we inform that during the 2004 fiscal year Iochpe-Maxion and its subsidiaries hired services unrelated to independent audit amounting to R$36,000, relative to the attendance of courses and tax services regarding Brazilian legislation. Iochpe-Maxion, in discussion with its independent auditors, concluded that the aforesaid services did not affect the independence and objectivity of the latter due to the scope and procedures which were carried out. Iochpe-Maxion has adopted a policy of abiding by the regulations which define the restrictions to the services of independent auditors.

16 OUTLOOK



The logistics segment signals renewed growth in 2005.

In 2005 Iochpe-Maxion's market segments foresee another year of growth, either on the railroad equipment segments, as well as in the road equipment segment. Firm orders for 6,933 freight railcars, and forecasts by the manufacturers of truck, bus and utility vehicles corroborate this view. Iochpe-Maxion's strategic planning includes expansion to match this demand and seize other opportunities in local and international markets.

On the other hand, the company must face challenges in cost management, mainly with regard to steel, our most important raw material. Another aspect that would cause concern is the low price of agricultural commodities, which is likely to affect the sales of agricultural machinery and, later, even the demand for trucks. Finally, the foreign-exchange rate and domestic interest rates are also cause for concern, as they could reduce Iochpe-Maxion's competitiveness over time.



17 CORPORATE INFORMATION



Investor Relations
Iochpe-Maxion S.A.
Rua Luigi Galvani, 146 – 13° andar
04575 020 - São Paulo - SP - Brazil
Tel.: (55 11) 5508 3800 - fax: (55 11) 5506 7353
Marcio Fenelon
e-mail: fenelon@iochpe.com.br
website: www.iochpe-maxion.com.br

Shareholder Services
Banco Bradesco S.A.
Departamento de Ações e Custódia
Cidade de Deus - Prédio Amarelo - 2° andar
06029 900 - Osasco - SP - Brazil
All branches of Banco Bradesco S.A. are prepared to attend Iochpe-Maxion shareholders.

Issuing Bank of Level One ADRs – Ticker Symbol: IOCJY
101 Braclay Street, 22nd West
New York, NY 10286
United States of America

Trading on the Stock Exchange
Iochpe-Maxion shares are traded on all Brazilian stock exchanges, but mostly on the São Paulo Stock Exchange (BOVESPA) (ticker symbol: MYPK3 – common shares, and MYPK4 – non-voting shares).

Board of Directors
Ivoncy Brochmann Ioschpe - Chairman
Caio Marcio de Ávila Martins Pinhão - Member
Clayton Crystallino da Rocha - Member
Daniel Ioschpe - Member
Geraldo Hess - Member
Iboty Brochmann Ioschpe - Member
Mauro Litwin Iochpe - Member
Nildemar Secches - Member

Audit Board
Ademar Rui Bratz
Luciano Carvalho Ventura
Maurício Diácoli

Executive Officers
Dan Ioschpe - C.E.O.
Oscar A. Fontoura Becker - C.F.O. and Investor Relations Director
Armando Ulbricht Jr. - Director
Marcos Luchese - Director

Director Superintendents
Subsidiaries and Joint Ventures
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
José Antônio Correia Rodrigues
Maxion Sistemas Automotivos S.A.
- Wheel and Chassis Division – Armando Ulbricht Jr.
- Automotive Component Division – Marcos Luchese

17 CORPORATE INFORMATION



Independent Auditor
KPMG Auditores Independentes
CRC 2SP014428/O-6

Addresses

Iochpe-Maxion S.A.
Rua Luigi Galvani, 146 - 13° andar
04575 020 - São Paulo - SP - Brazil
Tel.: (55 11) 5508 3800, fax: (55 11) 5506 7353
e-mail: iochpe@iochpe.com.br
website: www.iochpe-maxion.com.br

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
Rua Dr. Othon Barcellos, 77
12700 000, Cruzeiro - SP - Brazil
Tel.: (55 12) 3184 1000 - fax: (55 12) 540 1185
e-mail: am@amsted-maxion.com.br
website: www.amsted-maxion.com.br

Maxion Sistemas Automotivos Wheel and Chassis Division
Rua Dr. Othon Barcellos, 83
12700 000 - Cruzeiro - SP - Brazil
Tel.: (55 12) 3184 1000 - fax: (55 12) 540 1185
e-mail: vendas@maxioncr.com.br
website: www.maxioncr.com.br

Maxion Sistemas Automotivos Automotive Components Division
Rua Haeckel Ben Hur Salvador, 100
32341 000 - Contagem - MG - Brazil
Tel. (55 31) 2191 1500 - fax: (55 31) 2191 1690
e-mail: maxioncomp@maxion.ind.br
website: www.maxion.ind.br

2004 social responsibility report Iochpe-Maxion S.A.

IN LINE WITH THE COMMUNITY



IOCHPE-MAXION


1
Iochpe-Maxion
CORPORATE PROFILE

Iochpe-Maxion was one of the first companies in Brazil to adopt corporate social responsibility practices.

Set up in 1989, the Iochpe Foundation coordinates initiatives that use education as a tool to narrow the gap of social inequality.

Iochpe-maxion: Social Commitment

Iochpe-Maxion was one of the first corporations to practice and spread the principles of corporate citizenship in Brazil. It has been committed to transforming financial and operational results into projects that can help to establish a positive relationship with communities that participate directly or indirectly, in the organization's day-to-day activities. A well-known example of this commitment is the Iochpe Foundation, established in 1989. Long before other organizations in the country adopted corporate social responsibility practices, Iochpe-Maxion set up this foundation to coordinate vocational-development and life-enhancement initiatives, using education as a tool to narrow the gap of social inequality.


Iochpe-Maxion S.A.
99.9%
50%
Maxion Componentes Estruturais Ltda.
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
93.7%
6.2%
Maxion Sistemas Automotivos Ltda.
Wheels and Chassis Division
Automotive Components Division

In the business context, Iochpe-Maxion is a holding company that controls two main subsidiaries in the auto parts and railway equipment industries, which together employ more than 6 thousand people. Both are leaders in their industries.

Amsted Maxion Fundição e Equipamentos Ferroviários S.A.

This is a joint venture between Iochpe-Maxion and Amsted Industries which specializes in the manufacture of railway cars, railway, truck and industrial castings, as well as railway wheels. The company's three plants in the state of São Paulo employ nearly 3,600 people. In 2004 the company recorded sales of R$640 million.

Maxion Sistemas Automotivos:

This company operates two divisions.

- **Wheel and Chassis Division** – Located in Cruzeiro, in the state of São Paulo, this division specializes in the manufacture of complete chassis, siderails and cross-members for trucks, buses and pickup trucks, as well as steel wheels for trucks, buses and tractors. In 2004, it had 2,900 employees and achieved sales of R$626 million.

- **Divisão de Componentes Automotivos** – Located in Contagem, in the state of Minas Gerais, this division is active in the passenger car component industry. It manufactures locks, door handles, lock cylinders and keys, latches, pedal sets, handbrake levers, and water and oil pumps. This division, which employs 1,300 people, recorded sales of R$150 million in 2004.



1 Iochpe-Maxion

CORPORATE PROFILE

Two projects of the Iochpe Foundation have a nationwide scope: Formare Network and the Art at School Network.

Social responsibility means having Iochpe-Maxion as a partner in building a better society.

The Iochpe Foundation

Convinced that education is a tool which can narrow the gap of social inequality, Iochpe-Maxion established the Iochpe Foundation in 1989. From its São Paulo headquarters, this organization has been implementing innovative and successful initiatives in the third sector, focusing on education, culture and welfare, and using social networks to build bridges of co-responsibility. One national project is Formare, which sets up professional training centers staffed by employees acting as volunteer instructors at various companies throughout the country. Another is Arte na Escola (Art at School), a program established jointly with universities to train public school teachers.

Values

In its long-term strategic planning, Iochpe-Maxion has been pursuing an ethical and open dialog with all its internal and external stakeholders. The organization's operational and performance goals are in line with society's sustainable development, appreciation of cultural wealth, respect towards diversity, and support of initiatives aimed at eliminating or reducing social inequality. In the context of conducting the company's business, social responsibility means transforming Iochpe-Maxion into an actual and co-responsible partner in creating a better society.



2 message from the president of Iochpe-Maxion
SOCIAL STATEMENT

Iochpe-Maxion understands that its contribution encompass initiatives to promote the development of a better society.

The consistency of our results have a direct impact on the daily routine of the communities where Iochpe-Maxion plants are located.

The Iochpe Foundation is the most visible portion of Iochpe-Maxion's social responsibility pioneering spirit.

The main talent of Iochpe Foundation is to build bridges of co-responsibility.

Iochpe-Maxion understands that its contribution to the country and to the society should not be limited to wealth creation, taxes payments or job creation. It encompasses a variety of initiatives to promote the development of a better society.According to this belief, we have a commitment to prize the act of volunteering, and we encourage all those willing to share their knowledge, in favor of the community. Above all, we have a commitment to the growth of our business. After all, we know that consistent results have a direct impact on the daily routine of the communities on the towns that host our plants.

Dan Ioschpe

President Iochpe-Maxion S.A.



Since its creation in 1989, the Iochpe Foundation has been the most visible portion of Iochpe-Maxion's pioneering spirit in shaping policies of social responsibility and social investment. Throughout these years we have also had the opportunity to find our main talent: building bridges of co-responsibility by forging partnerships with universities, associations, government organizations and even other companies. This combination of initiatives, supported by volunteer work, shows that education is still the most suitable and efficient way to reduce inequality in our country.

Of all the projects developed by the Iochpe Foundation, two are especially noteworthy: First is the Formare, Brazil's first social franchise, which is represented by 57 schools operating within companies throughout the country. It offers technical training courses to low-income youth to help them become productive members of society. The Arte na Escola (Art at School), the Iochpe Foundation's oldest social investment, offers teaching material and training courses to public-school teachers at 44 university centers. It currently benefits more than 20,000 teachers throughout Brazil, and affects the lives of four million children and youth in most Brazilian States. For these and many other projects the Iochpe Foundation is a reference for companies that have found the virtuous path of becoming agents of transformation and creators of social capital. On this path companies gain, society gains and the country gains.

Evelyn Berg Ioschpe

President Iochpe Foundation

3 CORPORATE GOVERNANCE



Ethics forms the foundation of Iochpe-Maxion's relationship with all its stakeholders.

Focus On Social Matters

Members of Iochpe-Maxion's Board of Directors, Audit Board ("Conselho Fiscal") and Executive Board act as disseminators of the company's commitment to corporate citizenship. In the management of the company's strategic path and its daily business activities, this position is articulated through financial and operational goals that are consistent with projects benefiting the community. Iochpe-Maxion is willing to play a proactive and dynamic role in a permanent process of change, thus contributing to social equity, mutual support and environmental responsibility.

The Board of Directors is in charge of defining the company's strategic positioning, combining efficient management with corporate citizenship. The Board of Directors consists of eight members, two of whom are independent, one appointed by the controlling stockholders and the other by non-controlling holders of non-voting shares.

The Executive Board consists of four members chosen by the Board of Directors. All have a one-year term.

The Audit Board ("Conselho Fiscal") consists of three independent members, two of then appointed by the controlling stockholders and one by non-controlling holders of non-voting shares.

Ethical Standards

Iochpe-Maxion complies with ethical standards of conduct, which guide a management approach known for an open and transparent dialog with the company's stakeholders. These include stockholders, employees, suppliers, customers, government and the community, including unions and third sector organizations.




4
iochpe-maxion commitments
INTERNAL AUDIENCES

Operational methods place production efficiency together with strict compliance with environmental standards and legislation.

To standardize the best environmental practices, there are Environmental Management Committees, comprised of staff from various departments.

The Wheel and Chassis Division already holds ISO 14001 environmental certification.

The effective flow of communication helps create a positive organizational climate.

Environmental Awareness

Iochpe-Maxion's operational methods place production efficiency together with strict compliance with environmental standards and legislation. For the companies' employees and management, efficiency implies eliminating or reducing the use of any substances that are potentially harmful to the environment, in addition to properly treating and disposing waste, under the guidance and supervision of official environmental authorities. It also implies optimizing the use of natural resources. A practical example can be seen in the company's business model, in which all steel scrap produced by the Wheel and Chassis Division is used as the most important raw material for Amsted Maxion, thus creating a cycle that is competitive and environmentally friendly.

To standardize the best environmental practices, as well as to pinpoint and address possible events of non-conformity, all company plants feature Environmental Management Committees, comprised of staff from various departments, particularly those directly involved with the production process. These committees are also in charge of designing educational, motivational and specific initiatives, in addition to setting up communication channels with the community, spreading information on the importance of avoiding or reducing waste as well as reusing and recycling material. All plants also have structured programs for selective recycling, coordinated by the Environmental Management Committees.

In Cruzeiro, Maxion Sistemas Automotivos' Wheel and Chassis Division already holds ISO 14001 certification, which attests its commitment to environmentally-sound operational methods. All processes used in eliminating waste and treating acid residues, industrial waste and domestic sewage are in line with the highest standards and are duly certified according to environmental legislation.

Internal Communication

For Iochpe-Maxion, communicating with its staff is an important tool to create and improve a positive organizational climate, suitable for achieving strategic goals and enhancing efficiency. Within this context, each plant develops its own communication programs or tailors ordinary initiatives to fit unique operational situations. One of the vehicles used to communicate with internal audiences is Informativo Maxion (Maxion Information), which is issued three times a week and made available on displays placed on the canteen's tables. Informativo Maxion's aim is to provide a more dynamic, accessible and interactive form of communication.

Consequently, it offers objective easy-to-understand information. Other important sources of internal company news and information are Maxion Notícias (Maxion News), a monthly news bulletin published by Maxion Sistemas Automotivos and Revista Atualidades (Update Magazine), a quarterly publication by Amsted-Maxion. Informação Social Maxion (Maxion Social Information) is a monthly magazine focusing news of social interest; it is published electronically and distributed through the company's intranet. Another important communication channel is the management boards displayed at each production cell. These boards detail information such as production levels, quality standards, personnel management news, and goals, among other subjects.



4 iochpe-maxion commitments
INTERNAL AUDIENCES

The company benefit policy focuses on the appreciation of employees and their families, as well as building ties with local communities.

Human Resources

At the end of 2004, Iochpe-Maxion employed more than 6 thousand people. This figure is 42% above the number for 2003, and is the result of more consistent financial and operational results and of a general upswing in the business environment.

Employee Profile – Gender



Male	91%
Female	9%

Employee Profile – Age



Below 18	1%
Between 18 and 25	25%
Between 26 and 35	40%
Between 36 and 45	23%
Above 46	11%

Employee Profile – Education



Primary education	25%
Secondary education	68%
University education	5%
Graduation and master degrees	2%

Benefits: supporting professional development

In 2004 Iochpe-Maxion spent R$165.1 million on a broad set of initiatives to benefit employees and their families and to foster stronger ties between the Company and the community. All Iochpe-Maxion employees enjoy healthcare coverage, life insurance, food programs and profit-sharing programs, as well as possible access to Maxion's credit cooperatives. The Wheel and Chassis Division spontaneously offers special financial aid to employees with children attending the local APAE, a non-profit organization that supports people with special needs. The Division also provides a private pension plan to its entire staff. The Internal Training and Recruitment Program focuses on employees' competences and skills, enabling them to reach their full professional potential. The Professional Education Program set up with SESI, a national social and apprenticeship services organization, allow employees to finish their secondary education.




pg.8
4
iochpe-maxion commitments
INTERNAL AUDIENCES

Iochpe-Maxion successfully leads a project to train and hire individuals with special needs.

The quest for commitment. This is the essence of initiatives that acknowledge employees.

The Internal Opportunity Center is an instrument in creating professional growth opportunities.

Inclusion of People with Special Needs

Iochpe-Maxion encourages training and opportunities for people with special needs, placing these individuals on an equal footing with other workers in vying for career opportunities. This proactive attitude forms the basis of the Project to Include People with Special Needs. This initiative aims to structure personnel hiring and training processes, promote physical changes at the plants and prepare the organizational climate to welcome new staff members. In December 2004, Iochpe-Maxion employed 301 people with special needs, mostly hired from ads aired on radio and TV stations and published in leading newspapers. To expand the scope of this initiative and ensure fair and open criteria in the hiring process, this project relies on entities such as APAE, AACD (an organization that supports physically-impaired individuals), the Lorena Association of the Physically Impaired, the Hearing-Impaired Support Center (in Contagem), and the Rogério Amato Physically-Impaired Inclusion and Support Center (in Contagem).



Acknowledging People

In order to show appreciation for its human capital and set the basis for a positive and committed relationship, Iochpe-Maxion has been organizing a series of initiatives to acknowledge its employees. Among the most popular of these is the Length of Service Award, which was created in 1992, and applies to all Company employees. During a special ceremony held in December, eligible employees receive a certificate and a special plaque celebrating the event, in addition to a cash prize ranging from 50 percent of their nominal monthly salary – for employees who have been with the company for 10 years – to five times their nominal monthly salary – for employees who have been with the company for 45 years. The Internal Opportunity Center facilitates career growth opportunities, identifying and maximizing the real potential of each worker. The Internal Opportunity Center has not only increased motivation and enhanced the organizational climate, but it has also become a powerful tool to encourage self-development and the quest for further education, thus raising overall abilities and efficiency. In 2004, as part of its permanent development, the center began to offer specialization courses for employees interested in expanding their professional horizons and getting ready to grasp new career opportunities.

4

iochpe-maxion commitments

INTERNAL AUDIENCES



Iochpe-Maxion is committed to initiatives that ensure a worthy, safe and healthy work environment.

Health and Safety

Iochpe-Maxion is committed to initiatives that ensure a safe, worthy and suitable work environment and preserve the health of its employees and their families. One of these initiatives is Quality of Life at Work, a set of diagnostic actions and innovative strategies designed to improve workers' physical, mental and social health. The program also organizes activities to strengthen ties between the company and its employees' families.

Another initiative is the Hello Mommy Program, which offers expectant mothers information and guidance through monthly lectures with physicians, psychologists, physiotherapists, nutritionists, and social workers. This program supports mothers throughout their pregnancy and gives them a "baby set" gift, comprising basic items needed by the newborn infant.

Still on the quality of life aspect, the company also supports initiatives such as the Ergonomic and Health Space and the Ergonomic Analysis Program, which include preventive healthcare measures, particularly with regard to ergonomics. Other preventive medicine initiatives at the Wheel and Chassis Division improve the lives of workers through awareness programs and clinical exams to prevent prostate cancer, uterine cancer and breast cancer, and to control high blood pressure, diabetes and smoking.



Reforestation of two hectares of riparian forest on the Paraíba do Sul River, in Cruzeiro, is one example of corporate commitment to the environment.

Reforestation

Iochpe-Maxion articulates its commitment to communities and the environment through such initiatives as the Paraíba do Sul River Riparian Reforestation Project, in the municipality of Cruzeiro, state of São Paulo. The project aims to minimize problems caused by erosion and riverbed silting, thus ensuring the preservation of water resources. The effort includes the planting, handling and upkeep of nearly 25,000 seedlings of indigenous trees in an area of about two hectares, the equivalent of three soccer fields. With the help of a team of urban planning and environmental management experts, this undertaking promotes the importance of environmental awareness among the local community, and encourages other companies in the region to adopt a more proactive and environmentally-conscious position.



Supporting the Third Sector

Iochpe-Maxion partners with the following entities and initiatives:

- **Apae** – Iochpe-Maxion is one of the main sponsors of the APAE Fest, an annual fundraiser which collected R$80,000 in 2004 for the Cruzeiro chapter of this organization, which supports the mentally challenged and their families.

- **Cruzeiro Volunteer Center** – The company supported the creation, maintenance and management of this organization.

- **Santa Casa de Cruzeiro – SP** (charity hospital) – The company helped develop a new management model, implement new organization and service concepts and purchase equipment for the refurbishing of the facility's maternity ward.

- **Lar Padre José Gumercindo de Cruzeiro – SP** (a charity organization) – The company supports the entity's management, donates industrial sewing machines, sponsors technical courses and helps in the production of uniforms, all of which generate income to maintain and expand this entity.

- **Associação Atlética Papa-Léguas** (a sports organization) – The company not only takes an active part in the management of this association but also sponsors uniforms, supplies food and lends the company's facilities to the young athletes this organization serves. Together with Faculdades Integradas de Cruzeiro, a local college, Iochpe-Maxion developed a specific educational project for this association, which uses sport as a form of social recovery.



• **Programa Fome Zero** (a federal program to fight hunger and poverty) – The company donates staple-food baskets to local needy families, based on information provided by charity organizations, government bodies and welfare agencies.

• **Campanha do Agasalho** (a drive to collect warm clothing for the poor) – The Company encourages employees to donate warm clothing to local poor families of the city of Cruzeiro - SP.

• **Natal Sem Fome** (Christmas Without Hunger) – This drive encourages Iochpe-Maxion employees to collect and donate food to poor families.

• **Arraiá da Solidariedade** (an annual fundraiser) – This took place for the first time in 2004 and is an annual company-sponsored party to collect funds and support the work of charity organizations. In its first event, Arraiá da Solidariedade attracted nearly 20,000 people and collected more than R$63,000, directly benefiting 12 entities.

• **Food Donation Program** (PDA) – This program's focus is to systemize food donation through waste reduction. This resulted from an initiative called Time Alimentar (Food Team), which informed employees using the company canteen on the importance of wasting less food at meals.

• **Campanha de Natal/Árvore dos Sonhos** (Christmas Drive/Dream Christmas Tree) – The objective of this campaign is to encourage employees to donate toys to poor children.

Visits to the Plants

In order to strengthen ties with local communities and their representatives, Iochpe-Maxion encourages monitored visits to its plants. One of these initiatives is the Environmental Route, a program of educational visits which was started in 2003, and whose objective is to inform students and raise their awareness regarding the importance of preserving the environment. More than 2,000 students have already visited Iochpe-Maxion's facilities in Cruzeiro, to learn more about its waste-treatment plant and industrial-waste disposal facilities, as well as to take a close look at all the company's production lines.

The Family Visit Program is a set of activities that include welcoming the employee's family, a special luncheon, lectures, distribution of corporate gifts and a visit to the Company and the employee's workplace. This happens every Friday. Groups are limited to 40 visitors and are closely monitored by a safety technician.



Heritage Project: to recall Iochpe-Maxion's history and record the Company's contribution to the communities where its plants are located.

Talking with the Community

Through Amsted Maxion, the Company maintains a permanent presence in the main newspapers of the Cruzeiro region, which includes more than 40 municipalities distributed throughout the states of São Paulo and Minas Gerais. These newspapers feature an Amsted Maxion Column, which carries news of interest to employees and the community at large.

Local AM and FM radio stations broadcast the Amsted Maxion Moment, a five-minute program aired twice a day which discusses issues of local interest. Also aired is the Amsted Maxion Minute, which features motivational and awareness campaigns, in addition to job opportunities.

The Amsted Maxion Update, which has been published since the end of 2003, has 5,000 bilingual copies printed quarterly, is targeted at internal and external audiences, and brings news on product and technology development, new markets, personnel management, safety, awards and recognition of social initiatives.

Projeto Memória (Heritage Project)

This effort is divided into a series of specific initiatives and aims to preserve the 85-year history of Iochpe-Maxion, recall details of the company that started in the state of Rio Grande do Sul, and record the company's contribution to the development of the communities where its facilities are located. One of the more significant initiatives sponsored by Projeto Memória was the creation and upkeep of the Amsted Maxion Museum, which preserves part of the railway's history in the Paraíba River Valley region, in the state of São Paulo. The facilities also feature the history of Cruzeiro. Equally important was the Iochpe Foundation - supported architectural restoration of part of the old locomotive and railcar refurbishing shop in Cruzeiro, which became Centro Cultural Rotunda, a cultural center. The facilities house a permanent photo exhibition portraying and preserving local history.






4
iochpe-maxion commitments
COMMUNITY

Iochpe-Maxion's involvement with the communities also takes place through open and free training and technical courses.

Amsted Maxion's Citizen Project offers professional training to young men enlisted in the military in Cruzeiro.

The PISP encourages and guides employees to volunteer on behalf of the community and social institutions.

Professional Development

Iochpe-Maxion's involvement with the communities where its plants are located also takes place through open and free training and technical courses. Since 1990, in Cruzeiro, the company has been offering courses such as Welding Technology, Overhead Traveling Crane Operation, Forklift Operation and Blowtorch Operation. Students attend on average more than 1,000 hours of training, distributed in a schedule extending from February to December each year. At the end of the course, given jointly with SENAI, students can apply for a position at the Company. In the last two years the Overhead Traveling Crane Operation course alone had more than 300 students.

Another important initiative is the Formare program, a network of technical schools installed within companies of all sizes and industries. Its chief aim is to train low-income youth to help them become fully-fledged productive citizens.

Instructors are Company volunteers. Under the Formare program, the Sales Services Agent and Product Assembly Mechanics courses alone have already trained more than 250 young people in the past 9 years.



"Projeto Cidadão"

Projeto Cidadão is an initiative aimed at young men serving mandatory military service in Cruzeiro and its objective is to create first-job opportunities. Participants attend SENAI Welding and Assembly courses as well as a three-month technical specialization phase, in which they receive specific training on their chosen area in addition to basic knowledge on ethics and citizenship. During this period they receive monthly financial aid and all benefits given to employees.

Throughout the program, students are jointly evaluated by SENAI, the Company and the military authorities, according to their attendance, diligence, performance, interest and commitment. Once the practical classes are finished, those who have passed the course are hired as openings are created. In its first phase, Projeto Cidadão has already benefited 25 young men, mostly from poor families and communities, providing Blowtorch, Forklift and Overhead Traveling Crane operator courses.

Equitable Social Investment Program (PISP)

This program, designed by the Iochpe Foundation, encourages and guides Iochpe-Maxion staff to volunteer on behalf of the community and charity organizations. Committees supported by the Iochpe Foundation coordinate employees who choose which entities they will donate their knowledge to, in a long-term effort. Since its introduction in 1994, PISP has already directly benefited 16 institutions and 70 thousand people.


5
HISTORY

Many of Iochpe-Maxion's employees have forged partner-like relationships with the Company, characterized by personal and professional tales involving combined or complementary experiences. One of these is Antônio Carlos Arruda, a citizen of Cruzeiro and an old-time neighbor of Fábrica Nacional de Vagões (FNV), which preceded Amsted Maxion. Since his youth, his mother, who would later become a well-known educator in the region, encouraged him to write down everyday events around him, putting into words changing ideas, scenarios and habits. Today he is in charge of Amsted Maxion's Communication Area and is chief editor of Amstead Maxion Update magazine. Arruda and his family exemplify Iochpe-Maxion's ideal of social responsibility: the opportunity to provide a positive influence in the lives of people and communities. The story below is part of this author's writings.

The White Machine

"Hurry up mom, the white machine is coming; get the pastries ready!"

And there she came (FNV's small yard locomotive, used to maneuver equipment*1), inching along, in her paced puff-puff, steaming, whistling and swinging at the yard switches.

And then she stopped, right across our yard. The dark-skinned and cheerful engineer would step down from the machine, rubbing his hands in a greasy rag, and say:

"Hi there, big guy! Tell your mom today we'll have *three beef and two cheese* pastries; don't forget to bring the extra-spicy pepper sauce..."

I didn't even have to relay the message. She would have already heard the order and the hot grease on the wood stove was already frying the pastries for our regular customer.

The chainlink fence separating our backyard from the FNV yard kept us from handing the order straight to the customer. We would put it inside a plastic receptacle, hang it with a wire hook from a long bamboo pole, and swing it over the fence.

The pepper sauce was especially prepared with red peppers grown in our little garden. Its glass jar was small enough to fit through the chainlink fence. The cash payment came the other way.

Meanwhile, the white machine attracted all sort of attention. The oil torch produced a characteristic



high-pitched whine and the flames inside the firebox would light the lower parts of the machine and the gravel-lined railway.

The dark smoke produced by the chimney invaded our house, because of the proximity to the railway. Yet it all created an extraordinary climate in which all we had to do was take a deep breath to feel the "smell of the white machine".

The white machine engineer had become a good friend. The steam whistle was now also used to signal it was time to fire up the cooking oil and prepare the dough. Two long whistles, two short ones, two long ones. This was our cue to add wood to the stove to quickly heat the cast-iron pot we used to fry the pastries.


F-1302

After the sale and the daily chat with our engineer friend, we would line a round aluminum tray with paper and pile up salty treats. We would sell these at the station, upon the arrival of the RMV(*2) train, which met the Express SP-1, on the Central line(*3).

Time has gone by, everything has changed, much has happened. Passenger trains disappeared and the train station no longer has the frantic coming and going. FNV received new names and surnames. It faced difficult times that forced its attention from its main vocation, a pioneering rail spirit that was the hallmark of our country of continental size.

Times have passed, men have passed and even the original FNV veterans are rare today. The pastry salesboys have grown up and today don't miss a chance to unfold a tale to other boys at family gatherings. One of them managed to achieve a lifelong dream and today proudly displays an Amsted Maxion uniform.

The mother no longer makes pastries to sell; she became an educator and today illustrates her classes with stories of long ago.

Yet not all has changed. The white machine – today sporting a blue coating – is still there. It's there, better than ever, in the yards and buildings of Amsted Maxion and Maxion Sistemas Automotivos. The same puff-puff, the same whistle, the same rhythmic pace of the steam-driven pistons. Conducted by other engineers who no longer buy pastries through the chainlink fence, the white machine most certainly misses the time when it was stared at by two mesmerized pastry salesboys.

*1 – FNV – Fábrica Nacional de Vagões, founded in 1943.

*2 – RMV – Rede Mineira de Viação, the old railway that linked Cruzeiro (SP) to Três Corações (MG).

*3 – Expresso da Central – A passenger train that linked São Paulo and Rio de Janeiro on Estrada de Ferro Central do Brasil, which today is operated by MRS Logística.

Antônio Carlos Arruda, 45, is married and has three children. He is in charge of Amsted Maxion's Communication Area and is chief editor of Amsted Maxion Update magazine.

6 THE IOCHPE FOUNDATION



The Iochpe Foundation was set up in 1989 and one of its purposes is to direct and unify Iochpe-Maxion's social projects.

The entity can be seen as the essence of the company's pioneering spirit in relation to the theory and practice of social responsibility.

Its social technologies have been acknowledged by the Brazilian Ministry of Education, the Banco do Brasil Foundation, UNESCO, GIFE and Amcham.

History

The Iochpe Foundation was set up in 1989 to direct and unite Iochpe-Maxion's social projects, to build bridges of co-responsibility, and to coordinate initiatives aimed at professional development and improving the quality of life, using education as a tool to narrow the gap of social inequality. From a historic perspective, this entity can be considered the essence of the company's pioneering spirit in the realm of social responsibility, a spirit which, in recent years, has become an integral part of the Brazilian corporate agenda.

Supported by partnerships with private and public entities and the volunteer work of Iochpe-Maxion employees, the Iochpe Foundation has been specializing in developing and renewing volunteer programs in the cultural and educational spheres, helping children and teenagers from poor or disadvantaged homes become part of society. The foundation's various successful models of coordinated social investment have been acknowledged as outstanding examples by the Brazilian Ministry of Education and the Inter-American Development Bank. The award-winning initiatives led by the Iochpe Foundation have been approved by UNESCO and are acknowledged by GIFE, an association of grant makers.

Board of Directors and Executive Board

• Board of Directors

Ivoncy Brochmann Ioschpe – Chairman
Mauro Knijinik – Vice Chairman
Antônio Carlos Gomes da Costa
Armando Ulbricht Júnior
Dan Ioschpe
Daniel Ioschpe
Geraldo Hess
Guilherme Ary Plonski
Gustavo Ioschpe
João Carlos Silvério
Waldey Sanchez

• Audit Board

Antonio Carlos Foschini
Oscar Antonio Fontoura Becker
Ronald John Aldworth

• Executive Board

Evelyn Berg Ioschpe – Superintendent Director
Paulo Márcio Almada dos Santos
Nicolino Eugênio da Silva Júnior
Roque Bitdinger



6 THE IOCHPE FOUNDATION

Formare, acknowledged as the first social franchise in Brazil, develops the potentials of low-income youth.

Art at School is the Iochpe Foundation's oldest social investment.

Formare Program

The Formare Program is widely acknowledged as the first social franchise in Brazil. Its objective is to develop the potential of low-income youth and help them become fully-fledged citizens and productive professionals. The courses, designed and certified by the Federal Technological Education Center – CFET, are run voluntarily on the premises of partner companies by employees who undertake the role of volunteer educators. The courses, which run throughout the school year, cover the relevant areas of intended professional specialization. They focus on the development of competence and skills so that the candidates' theoretical knowledge can be put to practical use in the workplace. Initially structured as technical schools at the primary level and installed at the various Iochpe-Maxion plants, the Formare Program was taken over by the Iochpe Foundation in 1994. After that, it became a nonprofit social franchise and expanded its reach considerably. Currently more than 20 business conglomerates from various industries comprise the Formare Network, enabling the operation of 57 schools. Nearly 85% of the youth who participate in the program become employed, an, on average, they increase their income threefold in their first years of employment. Formare gave many of its students the necessary drive to pursue university or even graduate degrees.



Formare Program

Formare Graduates


100
2000
180
2001
380
2002
620
2003
1,060
2004

Arte na Escola (Art at School)

Created in 1989, this is the Iochpe Foundation's oldest social investment. Its objective is to implement ongoing education programs to train art teachers for the public school system, relying on partnerships with universities. Coordinators at 43 universities centers nationwide establish partnerships with local government education offices, training more than 20,000 teachers per year. These teachers impact the lives of four million students. As of 2000, the Art at School Institute, a nonprofit organization that specializes in structuring fundraising activities that ensure the financial stability necessary to train art teachers, has also supported this initiative. The institute's main activities include creating and editing material to support art education, a Course



The Art at School program implements continuing education programs to train art teachers for the public school system.

The Iochpe Foundation's talent for building "bridges of co-responsibility" has put it in the same league as official organizations, associations and world-class companies well known for their socially-responsible attitude.

Center, consulting work in educational training for cultural entities, and communication initiatives, which together articulate and supply the network with information and knowledge.

In 1995, the Art at School Institute won the Culture category of the Eco Award, granted by the American Chamber of Commerce – Amcham. Five years later, in 2000, it received UNESCO approval, and in 2002 it was one of the finalists in the Eco Especial Award, which acknowledges corporate citizenship.

Arte na Escola (Art at School)

Year	University Centers	Teachers Trained	Students Benefited
2000	14	6,000	1,200,000
2001	14	6,000	1,200,000
2002	16	7,500	1,500,000
2003	17	10,000	2,000,000
2004	43	20,000	4,000,000

• **Art at School – Art at School Award** – Created in 2000, the Art at School Award acknowledges the work of pre-school, primary school and secondary school teachers in educational projects focusing on visual arts, music, dance and drama on a national scale. This annual award attracts thousands of professionals throughout Brazil at regional and national level, gaining considerable media prominence and acknowledging exemplary teachers. In 2004 the Art at School Award gained the institutional partnership of Bradesco Bank, which will sponsor the sixth and seventh editions of the award, thanks to federal government laws that encourage this support.



6 THE IOCHPE FOUNDATION



Partnerships

In carrying out the task of strengthening education to reduce inequality and create a true Brazilian social capital, the Iochpe Foundation has established effective and efficient partnerships that have increased its results considerably. The Foundation's talent to build "bridges of co-responsibility" has placed it on a par with universities, public and private organizations, and world-class companies, all well known for their commitment to doing a good job and showing a socially-responsible attitude. The spreading and multiplication of the principles of the Formare Program – the first social franchise in Brazil – has already attracted more than 20 business groups representing various industries. The Art at School Network, another of the co-responsibility fronts of the Iochpe Foundation, counts among its partners private, state and federal universities, private colleges, research and knowledge institutes, and institutional partnerships involving the Ministry of Culture, Petrobras, the federal government, the Brazilian Social and Economic Development Bank – BNDES, and the Forum of Brazilian Public Universities Extension Deans, among others.






7
INDICATORS



Value Added Distribution (VAD)

The economic wealth generated by the Company in 2004 totals R$404.7 million, of which R$165.1 pertain to nominal salaries, R$149.7 million are taxes and contributions, R$39.1 million is paid in interest and rent, R$16.1 million in dividends, and R$34.7 million are reinvested profits.

VAD 2004 – R$ 404.7 million



Government	36.98%
Partners	40.79%
Stockholders	3.98%
Third Parties	9.67%
Withheld	8.58%

Annual Social Indicators 2004
IOCHPE-MAXION S.A

1 – Calculation Basis	2004 Amount (Thousand Reais)	2003 Amount (Thousand Reais)
Net revenue (NR)	1,098,597	675,673
Operating results (OR)	94,136	19,354
Gross payroll (GP)	172,653	105,409

2 – Internal Social Indicators	Amount	% over GP	% over NR	Amount	% over GP	% over NR
Food	6,688	4%	1%	3,995	4%	1%
Mandatory taxes on wages	41,736	24%	4%	26,678	25%	4%
Pension plan	562	0%	0%	500	0%	0%
Health	8,224	5%	1%	5,334	5%	1%
Occupational safety and health care	3,091	2%	0%	1,685	2%	0%
Education	135	0%	0%	95	0%	0%
Culture	36	0%	0%	15	0%	0%
Professional training and development	1,175	1%	0%	835	1%	0%
Daycare	0	0%	0%	0	0%	0%
Profit sharing program	8,692	5%	1%	5,975	6%	1%
Other	2,452	1%	0%	1,643	2%	0%
Total - Internal Social Indicator	72,791	42%	7%	46,753	44%	7%


7
INDICATORS

Annual Social Indicators 2004
IOCHPE-MAXION S.A

3 – External Social Indicators	Amount	% over OR	% over NR	Amount	% over OR	% over NR
Education	138	0%	0%	66	0%	0%
Culture	57	0%	0%	30	0%	0%
Health and sanitation	0	0%	0%	0	0%	0%
Sports	21	0%	0%	20	0%	0%
Actions against hunger and food safety	28	0%	0%	41	0%	0%
Other	36	0%	0%	17	0%	0%
Total of contributions to society	279	0%	0%	173	1%	0%
Taxes (excluding taxes on wages)	80,557	86%	7%	42,447	219%	6%
Total - External Social Indicator	80,835	86%	7%	42,620	220%	6%

4 – Environmental Indicators	Amount	% over OR	% over NR	Amount	% over OR	% over NR
Capital expenditures related to the production/operation of the Company	2,026	2%	0%	1,081	6%	0%
Expenditures in external programs and/or projects	0	0%	0%	0	0%	0%
Total expenditures in environment	2,026	2%	0%	1,081	6%	0%
As to setting annual goals to minimize residues, overall consumption for production/operations and improve natural resource efficiency, the Company	( ) does not have goals ( ) meets 51 to 75% ( ) meets 0 to 50% (x) meets 76 to 100%			( ) does not have goals ( ) meets 51 to 75% ( ) meets 0 to 50% (x) meets 76 to 100%		

5 – Workforce Indicators		
Number of employees at the end of the period	6,069	4,267
Number of admissions during the period	2,131	1,310
Number of third-party workers	1,474	1,141
Number of interns	157	122
Number of employees over 45 years-old	801	652
Number of women working in the Company	515	423
% of executive position held by women	5.00%	6.00%
Number of black employees in the Company	884	756
% of executive positions held by black employees	0.00%	0.00%
Number of employees with disabilities or special needs	301	261


7
INDICATORS

Annual Social Indicators 2004
IOCHPE-MAXION S.A

6 – Relevant Information Regarding Corporate Citizenship			2004			Goals 2005
Ratio between the highest and lowest salary in the Company			35.58			N.A.
Total of workplace accidents			327			N.A.
The social and environmental projects developed by the Company were defined by:	( ) Officers	(x) Officers and Managers	( ) All Employees	( ) Officers	(x) Officers and Managers	( ) All Employees
Safety and health standards in labor environment were defined by:	(x) Officers and Managers	( ) All Employees	( ) All + Cipa(*)	(x) Officers and Managers	( ) All Employees	( ) All + Cipa(*)
As to trade union freedom, the right of collective negotiation and internal representation of workers, the Company:	(x) does not participate	( ) follows OIT's rules	( ) encourages and follows OIT	(x) does not participate	( ) follows OIT's rules	( ) encourages and follows OIT
The pension plan includes:	( ) Officers	( ) Officers and Managers	( ) All Employees	( ) Officers	( ) Officers and Managers	( ) All Employees
Profit sharing program benefits:	( ) Officers	( ) Officers and Managers	(X) All Employees	( ) Officers	( ) Officers and Managers	(X) All Employees
Upon selection of suppliers, the same ethical standards and social and environmental responsibilties adopted by the Company:	( ) are not taken into account	(x) are suggested	( ) are required	( ) are not taken into account	(x) are suggested	( ) are required
As the involvement of employees in volunteer work programs, the Company:	( ) does not participate	( ) supports	(x) organizes and encourages	( ) does not participate	( ) supports	(x) organizes and encourages
Total number of claims and complaints by costumers	in the Company 0	in Procon(*) 0	In Court 0	in the Company 0	in Procon(*) 0	In Court 0
% for claims and complaints answered or solved	in the Company N.A.	in Procon(*) N.A.	In Court N.A.	in the Company N.A.	in Procon(*) N.A.	In Court N.A.
Total Added Value to be distributed (R$ thousand)			**In 2004: 404,711**			**In 2003: 238,314**
Distribution of Added Value (R$ thousand)			36.98% government 40.79% employees 3.98% shareholders 9.67% third-parties 8.58% retained			29.66% government 44.15% employees 0% shareholders 28.34% third-parties 2.15% retained

7 – Other Information

Information on pension plans were not disclosed due to the lack of uniformity of practices between the controlled companies.
(*) CIPA is the Internal Comitte to Prevention of Accidents and Procon is the government agency to protect consumers.

pg.23

8 ACKNOWLEDGEMENTS



Art at School Project
- Institutional Approval, UNESCO, Brazil, 2000
- Winner of the Culture Category, Eco Award, Amcham, 1995
- Finalist at the Special Eco Award, Amcham, 2002
- Exemplary experience, as shown in the "Guia GIFE sobre Investimento Social Privado em Educação" (GIFE Guide on Private Social Investment in Education), Grupo de Institutos, Fundações e Empresas (GIFE), 2003

Formare and the Iochpe Foundation
- Institutional Approval, UNESCO, Brazil
- ADVB Top Social Award , SP, 1999
- Finalist in the Banco do Brasil Foundation Social Technology Award, 2001
- Winner of the Education Category, Eco Award, Amcham, 2004

Certifications
- ISO 14001, Maxion Sistemas Automotivos, Wheel and Chassis Division
- ISO TS 16949, Maxion Sistemas Automotivos
- ISO 9001, Amsted Maxion
- AAR – Association of American Railroads, Amsted Maxion

Awards
- Quality Excellence Performance Award, 2004, Toyota, Wheel and Chassis Division
- Interaction Award, 2004, DaimlerChrysler, Wheel and Chassis Division
- Top Quality Award, 2003, Amsted Maxion
- Revista Ferroviária Award, "Best Manufacturer of the Year, 2003", Amsted Maxion
- The Best of Isto É Dinheiro Magazine Award, 2004, in the Auto Parts Industry, Dinheiro Magazine.

9 CORPORATE INFORMATION

Board of Directors

Ivoncy Brochmann Ioschpe – Chairman
Caio Marcio de Ávila Martins Pinhão – Member
Clayton Crystallino da Rocha – Member
Daniel Ioschpe – Member
Geraldo Hess – Member
Iboty Brochmann Ioschpe – Member
Mauro Litwin Iochpe – Member
Nildemar Secches – Member

Audit Board ("Conselho Fiscal")

Maurício Diácoli
Luciano Carvalho Ventura
Ademar Rui Bratz

Executive Board

Dan Ioschpe – President
Oscar A. Fontoura Becker – Finance and Investor Relations Director
Armando Ulbricht Jr. – Director
Marcos Luchese – Director

Superintendent Directors – Subsidiaries and Joint Ventures

Maxion Sistemas Automotivos, Wheel and Chassis Division – Armando Ulbricht Jr.
Amsted Maxion Fundição e Equipamentos Ferroviários S.A. – José Antônio Correia Rodrigues
Maxion Sistemas Automotivos, Automotive Components Division – Marcos Luchese

Investor Relations

Iochpe-Maxion S.A.
Rua Luigi Galvani, 146 13th floor
04575-020, São Paulo, SP, Brazil
Tel.: (55 11) 5508-3800 – Fax: (55 11) 5506-7353
Marcio Fenelon
fenelon@iochpe.com.br
www.iochpe-maxion.com.br

Addresses

- **Iochpe-Maxion S.A.**
  Rua Luigi Galvani, 146 13th floor
  04575-020, São Paulo, SP, Brazil
  Tel.: (55 11) 5508-3800 – Fax: (55 11) 55067353
  iochpe@iochpe.com.br
  www.iochpe-maxion.com.br

- **Maxion Sistemas Automotivos**
  Wheel and Chassis Division
  Rua Dr. Othon Barcellos, 83
  12700-000, Cruzeiro, SP, Brazil
  Tel.: (55 12) 3184-1000 – Fax: (55 12) 5401185
  vendas@maxioncr.com.br
  www.maxioncr.com.br
  Automotive Components Division
  Rua Haeckel Ben Hur Salvador, 100
  32341-000 – Contagem – MG – Brazil
  Tel.: (55 31) 2191-1500 – Fax: (55 31) 21911690
  maxioncomp@maxion.ind.br
  www.maxion.ind.br

- **Amsted Maxion Fundição e Equipamentos Ferroviários S.A.**
  Rua Dr. Othon Barcellos, 77
  12700-000 – Cruzeiro – SP – Brazil
  Tel.: (55 12) 3184-1400 – Fax: (55 12) 31440122
  am@amsted-maxion.com.br
  www.amsted-maxion.com.br

- **Fundação Iochpe**
  Alameda Tietê, 618 – Casa 1
  01417-020 – São Paulo – SP – Brazil
  Tel.: (55 11) 3060-8388
  www.fiochpe.org.br

  Arte na Escola – www.artenaescola.org.br
  Formare – www.formare.org.br

2004

annual report Iochpe-Maxion

IN LINE WITH GROWTH



IOCHPE-MAXION

Management report 2004

Iochpe-Maxion and its subsidiaries had a good performance in a year marked by a strong upswing in demand in its market segments. Consolidated net sales reached R$1.1 billion, a 62.6% rise over the previous year.

Confronted by strong cost increases, especially in raw materials, the company managed to preserve its operating margins, due to the higher sales volume in relation to the remaining indirect costs. Gross profit reached R$227.5 million, a 66.6% increase from the previous year; earnings before interest and taxes (EBIT) amounted to R$126.7 million, a 120.4% increase, while earnings before interest, taxes, depreciation and amortization (EBITDA) were R$155.5 million, a 73.9% growth.

Net income was R$50.8 million, compared with the R$5.1 million loss experienced in 2003. Determining factors behind the 2004 results were economies of scale derived from substantial sales growth and a reduction in the effective income tax and social-contribution rates to a more reasonable level (see explanation in the "Income Tax and Social Contribution" section).

Domestic market

Vehicle production in Brazil experienced growth in every segment, mostly in trucks and light commercial vehicles, which benefited from higher export volumes.

[illegible]

Segment	Brazilian production			Exports		
	2004	2003	Var.04/03 (%)	2004	2003	Var.04/03 (%)
Passenger Cars	1,754.6	1,505.0	16.6%	493.8	440.3	12.1%
Light Commercial vehicles	315.6	216.1	46.0%	110.3	72.3	52.5%
Trucks	106.9	78.9	35.5%	25.3	12.8	97.5%
Buses	28.7	27.0	6.5%	12.9	9.3	38.8%
Total Vehicles	2,205.9	1,827.0	20.7%	642.3	534.7	20.1%
Agricultural Machinery	66.9	58.8	13.8%	31.0	21.4	44.7%

Source: Anfavea.

The railroad sector also enjoyed solid growth, driven by rising demand for freight cars. The table below summarizes the demand of the Brazilian railroad market in 2003 and 2004.

Segment	2004	2003	Var.04/03 (%)
Freight cars (units)	5,642	2,399	135.2%
Railroad castings (tons)	3,386	2,288	48.0%
Railroad wheels (units)	41,595	49,550	(16.1%)

Source: Amsted Maxion estimates.

Export markets

Consolidated export sales amounted to US$47.3 million in 2004 or R$144.1 million, a growth of 42% in Dollars or 43% in Reais, when compared to the previous year. The main destinations of the consolidated export value were: USA with 52%; Latin America with 18%; Canada with 11%; Africa/Middle East with 7% and Europe, also with 7%. The product breakdown of the consolidated export value was: vehicle wheels with 52%; railroad equipment with 32%; and chassis with 16%.

Net sales

The table below presents net sales by company/division, in the domestic and export markets.

Company/Division	Market	2004	2003	Var. % 2004/2003
Maxion Sistemas Automotivos - Wheels and Chassis Division	Domestic	526.9	323.8	62.7%
	Export	99.5	73.5	35.4%
	Total	626.4	397.3	57.7%
Maxion Sistemas Automotivos - Automotive Components Division	Domestic	148.9	113.9	30.7%
	Export	0.6	0.4	50.0%
	Total	149.5	114.3	30.8%
Amsted-Maxion Fundição e Equipamentos Ferroviários	Domestic	557.4	274.5	103.1%
	Export	88.1	53.6	64.4%
	Total	645.5	328.1	96.7%
(-) Consolidation adjustment: 50% of Amsted-Maxion Fundição e Equipamentos Ferroviários	Domestic	(278.7)	(137.2)	
	Export	(44.1)	(26.8)	
	Total	(322.8)	(164.0)	
Iochpe-Maxion - consolidated	Domestic	**954.5**	**575.0**	**66.0%**
	Export	**144.1**	**100.7**	**43.1%**
	Total	**1.098.6**	**675.7**	**62.6%**

Subsidiaries and joint venture

Restructuring

At the end of June 2004, Iochpe-Maxion deployed corporate and operational restructuring involving its subsidiaries Maxion Componentes Estruturais and Maxion Componentes Automotivos, aiming at achieving administrative simplification and additional synergies.

As a result of this restructuring, since August 2004, Maxion Componentes Automotivos has absorbed the operations of Maxion Componentes Estruturais, changing its name to Maxion Sistemas Automotivos and conducting its operations through two divisions, the Wheel and Chassis Division, which manufactures wheels, chassis and stamped parts for buses, trucks, light commercial vehicles and agricultural machinery; and the Automotive Component Division, which produces auto parts for passenger cars.

This restructuring required a goodwill write-off in the third quarter of 2004, which was associated with the original incorporation of Maxion Componentes Automotivos, while at the same time, deferred income tax related to the net loss of Maxion Componentes Automotivos was recorded. The goodwill write-off represented a non-operating expense, while the deferred income tax was recorded in the income and social contribution line.

The chart below shows the new corporate structure.


Iochpe-Maxion S.A.
99.9%
50%
Maxion Componentes Estruturais Ltda.
Amsted Maxion Fundição e Equipamentos Ferroviários S.A.
93.7%
6.2%
Maxion Sistemas Automotivos Ltda.
Wheels and Chassis Division
Automotive Components Division

Maxion Sistemas Automotivos Ltda.
Wheels and Chassis Division

In the Wheels and Chassis Division, dedicated mostly to the truck, bus, light commercial vehicle and agricultural machinery segments, the year was marked by strong sales growth, due to an upswing in Brazilian vehicle production (see details in the "Domestic Market" section).

Net sales in the Chassis segment reached R$325.1 million, a growth of 58.7% over 2003; while the Wheels segment had net sales of R$301.3 million, an increase of 56.6% in comparison to the previous year.

Exports in this Division accounted for 16% of total net sales and represented a 35% rise over the previous year in Reais, or 32% in Dollars, driven by wheel exports to the North American market.

Maxion Sistemas Automotivos Ltda. - Automotive Components Division

The Automotive Components Division manufactures locks, latches, door handles, keys and cylinders, handbrake levers, hinges, straps, pedal sets, water and oil pumps, and jacks, mainly for passenger cars. This division leads the domestic handbrake lever market with a 42% share.

Rising costs in raw materials and wages, which could not be absorbed or passed on to product prices along the year, once again did not permit the achievement of adequate margins in this business.

On September 10, 2004, the Division contracted the sale of its assets related to the window winder mechanism business to Brose do Brasil Ltda., a subsidiary of Brose International GmbH, for R$17.8 million. The window winder mechanism business represented 50% of the division's net sales and 7% of the consolidated net sales in 2004.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., the leading Brazilian producer of railroad freight cars, railroad wheels and railroad and industrial castings, is a joint venture between Iochpe-Maxion and Amsted Industries, a US company that is the world leader in the manufacture of railroad wheels and railroad castings.

A strong demand for railroad freight cars marked 2004. Within such scenario, freight car sales reached 4,225 units, a 108% increase over the previous year. Such growth was feasible due to the operation throughout the year of two additional plants in the state of São Paulo, one in Osasco and the other in Hortolândia.

Amsted Maxion's freight car orders remain strong, with contracts for the supply of 6,933 cars, of which 5,557 are to be delivered in 2005 and 1,376 in 2006, representing sales of R$1,071 billion.

Comments on results

Net sales

Consolidated net sales reached R$1,098.6 million in 2004, a 62.6% increase over the previous year. This performance follows growth in all the company's market segments in the domestic market, especially railroad equipment and truck and light commercial vehicles, as well as rising export sales.

Gross profit

Gross profit was R$227.5 million in 2004, or 20.7% of net sales (20.2% in 2003). This half percentage point growth in gross profit was the balance of better absorption of indirect production costs, due to strong growth in sales volume and the negative effects of steep rises in raw-material costs, not completely passed on to prices.

Operating expenses

Selling expenses in 2004 amounted to R$55.3 million, or 5.0% of net sales (6.5% in 2003), representing an increase of 25.5% in Reais in contrast with the previous year. Such increase is a result of higher variable selling expenses, especially freights, commissions and royalties, all of which accounted for 87% of selling expenses in 2004.

Administrative expenses totaled R$38.9 million, or 3.5% of net sales (4.9% in 2003), a growth of 16.6% in Reais. Such growth is a consequence of salary increases, as salaries represent 43% of these expenses.

Other operational expenses amounted to R$6.6 million in 2004, compared to the R$1.6 million recorded in 2003, mostly due to the complementation of a provision for tax litigation.

Earnings Before Interest and Taxes (EBIT)

EBIT was R$126.7 million, a 120.4% increase over the previous year, or 11.5% of net sales, compared with 8.5% in 2003 (see explanation in the "Gross Profit" and "Operating Expenses" sections).

Net financial expenses

Net financial expenses totaled R$32.6 million in 2004 (R$38.1 million in 2003), positively influenced by the effect of the appreciation of the Real, which amounted to R$3.3 million (a positive effect of R$4.0 million in 2003) and also from a lower average funding cost; while negatively impacted by the increase of the average debt in this period (see the "Liquidity and Debt" section for the reasons of such increase).

pg.5

Non-operating result

In 2004, the non-operating result was a negative R$20.6 million (1.9% of net sales), against a negative R$5.8 million in 2003 (0.9% of net sales). The main component was the R$10.7 million goodwill write-off at Maxion Sistemas Automotivos during the third quarter, due to the corporate and operational restructuring (see explanation in the "Restructuring" section). Other important items were adjustments in assets and expenses of discontinued businesses.

Income and social contribution taxes

Income and social contribution taxes totaled R$22.7 million in 2004 (R$18.6 million in 2003), for earnings before income tax of R$73.6 million (R$13.5 million in 2003). As a result of the corporate and operational restructuring, the company recorded R$13.6 million as deferred income and social contribution taxes during the third quarter (see explanation in the "Restructuring" section).

Net income

Net income reached R$50.8 million in 2004, against a R$5.1 million loss in 2003; mostly driven by the growth of consolidated net sales, cost control, and the corporate and operational restructuring.

EBITDA Conciliation

(in millions of R$)

Operating Result after Net Financial Expenses	94.1
(+) Net Financial Expenses	32.6
(+) Depreciation	23.1
(+) Amortization	5.7
(=) EBITDA	155.5

EBITDA grew 73.9% in 2004, in comparison to the previous year, reaching R$155.5 million. This figure stood at 14.2% of net sales, higher than the 13.2% recorded in 2003 (see explanations in the "Gross Profit" and "Operating Expenses" sections).

Working capital

In 2004, working capital increased R$40.2 million, due to increases of R$58.3 million in accounts receivable, R$76.8 million in inventories, and R$13.1 million in other accounts receivable, following solid growth in sales. Partially offsetting the increase in assets, there were also increases in accounts payable (suppliers, customer credits and others) amounting to R$105.0 million.

Capital expenditure

Capital expenditure totaled R$46.8 million in 2004 (R$41.2 million in 2003), which was allocated to new product development, plant upgrading, and production capacity expansion of vehicle wheels, castings and railroad freight cars.

Liquidity and debt

Cash and marketable securities at the end of 2004 totaled R$73.9 million, all recorded as short term. Dollar denominated cash and marketable securities represented approximately 4% of the total amount at this date.

Consolidated bank gross debt at the end of 2004 was R$175.8 million, with R$116.8 million as short term and R$59.0 million recorded as long term. The main indexes of this debt were the Dollar, accounting for 32% of the total amount; followed by the CDI (local interbank rate), with 26%; TJLP (local long term investment rate), with 23%; INPC (local inflation index), with 16%; and, IGPM (local inflation index), with 3%. Once all Dollar denominated assets and liabilities are consolidated, net foreign exchange exposure amounted to a liability position of US$11.4 million at the end of 2004.

The net consolidated bank debt went from R$115.0 million in December 2003 to R$101.9 million in December 2004. The ratio between this figure and EBITDA stood at 0.6 in 2004, below the 1.3 ratio of 2003. The net consolidated bank debt at the end of 2004, was favorably impacted by R$43.0 million (as opposed to R$2.2 million at the end of 2003) of prepayments pertaining to railroad freight car sales contracts to be delivered in the following year. If these prepayments were not considered, there would be a R$27.7 million increase in the consolidated net bank debt in 2004 (see explanations for this growth in the "Net Financial Expenses", "Non-Operating Result", "EBITDA", "Working Capital" and "Capital Expenditure" sections).

As a subsequent event, in January 2004 Iochpe-Maxion fully redeemed in advance its fourth and only outstanding debenture issue, amounting to R$28.2 million.

Capital market

In 2004 Iochpe-Maxion recorded a substantial growth in the average daily amount traded on the São Paulo stock exchange (Bovespa: MYPK3 and MYPK4), which reached R$416.2 thousand (growth of 783% over 2003) and in the average daily number of trades, which reached 23 deals (a 326% rise over 2003). The percentage of non-controlling shareholders (free-float) also increased from 19.8% at the end of 2003 to 25.3% at the end of 2004.

Non-voting shares at year end traded at R$297.99 per thousand shares, which meant a 259% appreciation in 2004, while the common shares jumped 302%, ending the year at R$245.00 per thousand shares, both among the highest appreciations of the Bovespa-listed companies, amounting to a market cap of R$744.3 millions. In December 31, 2004, Iochpe-Maxion's book value per thousand shares was R$69.97.

Management will propose to the Iochpe-Maxion Ordinary Shareholders General Meeting the distribution of dividends amounting to R$16.1 million, or R$5.683938781 per thousand common shares and R$6.252332659 per thousand non-voting shares, a 2.3% and 2.1% yield, respectively, based on share price at the end of 2004. According to the company's by-laws, dividends are calculated as 37.0% of the net profit (less accumulated losses from previous years), with an additional 10% for non-voting shares. At the end of 2003, Iochpe-Maxion had accumulated losses of R$9.9 million.

In compliance with CVM (Brazilian SEC) Instruction no. 381, we inform that during 2004, Iochpe-Maxion and its subsidiaries hired services not related to the external auditing amounting to R$ 36 thousand in courses and tax consulting. In discussion with its independent auditors, Iochpe-Maxion concluded that the aforesaid services did not affect the independence and objectivity of the latter due to the scope and the procedures that were carried out. Iochpe-Maxion has adopted the policy of abiding by the regulations that define the restrictions to the services of independent auditors.

The Iochpe-Maxion investor relations website www.iochpe-maxion.com.br contains complete information about the company, including financial statements, presentations and releases.

Iochpe-Maxion's Management thanks its shareholders, clients, suppliers and employees for the essential support and confidence that drives the Company forward to achieve constant improvements in its results.

Management

pg. 7

Independent Auditor's Report

To
The Board of Directors and Shareholders
Iochpe-Maxion S.A.
São Paulo - SP

1. We have examined the accompanying balance sheet of Iochpe-Maxion S.A. and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2004 and the related statements of income, changes in shareholders' equity and changes in financial position for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements. The audit of the financial statements of the subsidiary Iochpe Holdings, LLC as of December 31, 2004, was conducted by other independent auditors, and our opinion, insofar as it relates to the amount of this investment and the result of this subsidiary, in the amounts of R$49,164 thousand and R$4,128 thousand, respectively, is based solely on the unqualified report of the other independent auditors.

2. Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balance, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion and on the report of the other independent auditors related to the subsidiary Iochpe Holdings, LLC, the aforementioned financial statements present fairly, in all material respects, the financial position of Iochpe-Maxion S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2004, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4. Our examination was performed with the objective of expressing an opinion on the financial statements taken as a whole, as of December 31, 2004. The statements of cash flows and added value are supplementary to the aforementioned financial statements, and have been presented, by the first time, voluntary by the Company and its subsidiaries to users of financial statements to possibility additional analysis. This supplementary information were subject to the same audit procedures applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

5. The financial statements of Iochpe-Maxion S.A. and Iochpe-Maxion S.A. and its subsidiaries, as of December 31, 2003, were audited by other independent auditors that issued an unqualified opinion dated on January 23, 2004.

January 24, 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Roberto Vilela Resende
Accountant CRC 1MG047618/O-5-T-SP

pg 8

Balance sheets

December 31, 2004 and 2003

(In thousands of Reais)

Assets	Parent Company 2004	Parent Company 2003	Consolidated 2004	Consolidated 2003
Current assets				
Cash and cash equivalents	14,812	4,745	73,926	12,653
Trade accounts receivable	-	-	122,538	64,262
Inventories	-	-	149,353	76,522
Interest on equity reserves and dividends receivable	13,584	-	-	-
Tax recoverable	1,091	5,814	18,779	13,201
Other accounts receivable	249	149	11,261	6,721
Deferred income and social contribution taxes	-	-	10,120	11,712
Prepaid expenses	-	-	1,679	2,326
	29,736	10,708	387,656	187,397
Noncurrent assets				
Related parties	47,048	75,288	-	436
Trade accounts receivable	-	-	5,220	5,497
Tax recoverable	918	762	16,755	5,739
Deferred income and social contribution taxes	-	23,600	40,090	42,959
Compulsory and judicial deposits	1,858	6,967	5,243	11,158
Cash and cash equivalents	-	-	-	3,736
	49,824	106,617	67,308	69,525
Permanent assets				
Investments	219,343	156,910	265	8,431
Property, plant and equipment	406	424	171,812	150,612
Deferred charges	-	-	4,171	15,234
	219,749	157,334	176,248	174,277
	299,309	274,659	631,212	431,199

See the accompanying notes to financial statements.

pg 9

[illegible]

Liabilities, minority interest and shareholders' equity	Parent Company 2004	Parent Company 2003	Consolidated 2004	Consolidated 2003
Current liabilities				
Loans and financing	-	-	88,712	73,293
Debentures	28,134	21,595	28,134	21,595
Accounts payable to suppliers	-	-	68,305	37,733
Taxes payable	38	22	13,268	2,426
Salaries and vacation pay	327	342	25,931	16,253
Related Parties	50,263	50,187	-	-
Other accounts payable	1,650	340	12,081	19,521
Advance to customers	-	-	67,483	6,090
Dividends payable	16,118	-	16,118	-
Tax recovery program (REFIS)	-	-	11,107	2,013
Provison for negative equity	6,880	8,242	-	-
Provision for contingencies	9,358	12,148	13,759	12,840
	112,768	92,876	344,898	191,764
Noncurrent liabilities				
Loans and financing	-	-	58,983	11,609
Debentures	-	24,913	-	24,913
Other accounts payable	-	-	2,746	3,695
Tax recovery program (REFIS)	-	-	153	14,276
Provision for contingencies	308	5,345	38,032	33,258
	308	30,258	99,914	87,751
Minority interest	-	-	167	159
Shareholders' equity				
Capital	161,463	161,463	161,463	161,463
Profit reserves	24,770	-	24,770	-
Accumulated losses	-	(9,938)	-	(9,938)
	186,233	151,525	186,233	151,525
	299,309	274,659	631,212	431,199

See the accompanying notes to financial statements.

Statements of Income
Years ended December 31, 2004 and 2003

(In thousands of Reais)

	Parent Company		Consolidated	
	2004	2003	2004	2003
Revenues				
Sales of goods and services rendered	-	-	1,315,664	759,938
Deductions				
Sales taxes	-	-	(198,168)	(73,292)
Returns and discounts	-	-	(18,899)	(10,973)
Net revenues	-	-	1,098,597	675,673
Cost of goods sold and services rendered	-	-	(871,084)	(539,115)
Gross profit	-	-	227,513	136,558
Operating income (expenses)				
Sales	-	-	(55,339)	(44,121)
Administrative and general expenses	(5,514)	(4,208)	(35,256)	(28,455)
Management remuneration	(1,602)	(1,432)	(1,602)	(1,432)
Financial expenses	(11,354)	(14,929)	(39,938)	(57,825)
Financial income	7,530	12,564	7,360	19,684
Equity in income of subsidiaries	96,184	9,992	-	-
Amortization of goodwill	(2,016)	(3,457)	(2,016)	(3,457)
Other operating income (expenses)	848	28	(6,586)	(1,598)
	84,076	(1,442)	(133,377)	(117,204)
Operating income (loss)	84,076	(1,442)	94,136	19,354
Nonoperating result	(9,650)	(2,452)	(20,570)	(5,863)
Net income (loss) before income and social contribution taxes and minority interest	74,426	(3,894)	73,566	13,491
Income and social contribution taxes				
Current	-	24	(15,304)	(13,560)
Deffered	(23,600)	(1,241)	(7,412)	(5,395)
Net income (loss) before minority interest	50,826	(5,111)	50,850	(5,464)
Minority interest	-	-	(24)	353
Net income (loss) for the year	50,826	(5,111)	50,826	(5,111)
Net income (loss) per lot of a thousand shares - R$	19,10	(1,92)		
Number of shares at year-end - in thousand	2,661,615	2,661,615		

See the accompanying notes to financial statements.

Statements of changes in shareholders' equity
Years ended December 31, 2004 and 2003

(In thousands of Reais)

		Revenue Reserves			
	Capital	Legal Reserve	Statutory Reserve for Investments and Working Capital	Retained Earnings/ Accumulated Losses	Total
Balances at January 1, 2003	161,463	-	-	(4,827)	156,636
Net loss for the year	-	-	-	(5,111)	(5,111)
Balances at December 31, 2003	161,463	-	-	(9,938)	151,525
Net income for the year	-	-	-	50,826	50,826
Distributions:					
Legal reserve	-	2,044	-	(2,044)	-
Statutory reserve for investments and working capital	-	-	22,726	(22,726)	-
Proposed dividends (R$ 5.68 and R$ 6.25 per lot of thousand shares commom bearer stock and preferred bearer, respectively)	-	-	-	(16,118)	(16,118)
Balances at December 31, 2004	161,463	2,044	22,726	-	186,233

See the accompanying notes to financial statements.

Statements of Changes in Financial Position

Years ended December 31, 2004 and 2003

(In thousands of Reais)

	Parent Company		Consolidated	
	2004	**2003**	**2004**	**2003**
Sources of funds				
Operations				
Net income (loss) for the year	50,826	(5,111)	50,826	(5,111)
Items not affecting working capital				
Depreciation and amortization	32	48	26,744	28,401
Residual cost on disposal of fixed assets	117	106	24,393	1,079
Deferred income and social contribution taxes - noncurrent	23,600	-	2,869	(5,110)
Equity in net income of subsidiaries	(96,184)	(9,992)	-	-
Amortization of goodwill	2,016	3,457	2,016	3,457
Interest and monetary and exchange variation asset - noncurrent	(4,935)	(12,683)	262	3,995
Interest and monetary and exchange variation liability - noncurrent	636	3,547	13,775	18,243
Minority interest	-	-	8	(353)
Resources from (applied in) operations	(23,892)	(20,628)	120,893	44,601
From subsidiaries				
Interest on shareholders' equity and dividends received	16,678	14,756	-	-
Interest on shareholders' equity and dividends receivable	13,584	-	-	-
Receipt of goodwill	26,615	38,004		
Transfer of net assets	7,879	1,797	-	-
Reduction of provision for negative equity	1,362	-	-	-
From third parties				
Increase of non currents assets				
Financings	-	-	103,509	10,179
Other accounts payable	-	-	12,292	19,521
Decrease in long-term receivables	6,644	2,158	9,957	4,929
	48,870	36,087	246,651	79,230
Applications of funds				
Noncurrent assets				
Addition	919	80	10,871	2,502
Subsidiaries	2,091	4,452	-	-
Permanent assets				
Investments	-	3,101	-	-
Property, plant and equipment	21	41	54,314	41,207
Deferred charges	-	-	810	1,868
Decrease in long-term liabilities				
Transfer to current liabilities	25,547	20,023	111,823	33,880
Other	5,038	-	5,590	3,361
Proposed dividends	16,118	-	16,118	-
	49,734	27,697	199,526	82,818
(Decrease) increase in working capital	(864)	8,390	47,125	(3,588)
Changes in working capital				
Current assets				
At end of year	29,736	10,708	387,656	187,397
At beginning of year	10,708	5,064	187,397	153,835
	19,028	5,644	200,259	33,562
Current liabilities				
At end of year	112,768	92,876	344,898	191,764
At beginning of year	92,876	95,622	191,764	154,614
	19,892	(2,746)	153,134	37,150
	(864)	8,390	47,125	(3,588)

See the accompanying notes to financial statements.

Statements of Cash Flows - Indirect Method

Years ended December 31, 2004 and 2003

[illegible]

	Parent Company		Consolidated	
	2004	**2003**	**2004**	**2003**
Cash flows from operating activities				
Net income (loss) for the year	50,826	(5,111)	50,826	(5,111)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities				
Depreciation and amortization	32	48	26,744	28,401
Deffered income and social contribution taxes - Current and non current	23,600	1,241	7,412	5,395
Amortization of goodwill	2,016	3,457	2,016	3,457
Disposal of fixed assets	117	106	24,393	1,079
Equity in income of subsidiaries	(96,184)	(9,992)	-	-
Interest on shareholders' equity and dividends from subsidiaries				
Received	16,678	14,756	-	-
Receivable	13,584	-	-	-
Changes in assets and liabilities				
Increase in accounts receivable	-	-	(58,276)	(3,397)
Increase in inventories	-	-	(72,831)	(30,893)
Increase in accounts payable	-	-	30,572	7,936
Decrease (increase) in other accounts receivable, taxes and other accounts	24,276	27,315	(13,886)	(9,995)
(Decrease) increase in other accounts payable, provisions and other accounts	(1,143)	(6,155)	98,335	35,847
Increase (decrease) in income and social contribution taxes	-	-	9,426	(95)
Net cash provided by operating activities	33,802	25,665	104,731	32,624
Cash flows from investment activities				
Acquisition of property, plant and equipment	(21)	(41)	(54,314)	(41,207)
Acquisition of share/quotas	-	(3,101)	-	-
Net cash used in investments activities	(21)	(3,142)	(54,314)	(41,207)
Cash flows from financing activities				
Loans	-	-	251,679	212,591
Loan/debentures payments	(23,714)	(24,243)	(222,690)	(207,100)
Interst paid - loans/debentures	-	-	(18,133)	(12,155)
Net cash provided by (used in) financing activities	(23,714)	(24,243)	10,857	(6,664)
Increase (decrease) in cash and cash equivalents	10,067	(1,720)	61,273	(15,247)
At beginning of year	4,745	6,465	12,653	27,900
At end of year	14,812	4,745	73,926	12,653
Increase (decrease) in cash and cash equivalents	10,067	(1,720)	61,273	(15,247)

See the accompanying notes to financial statements.

Statements of Value Added

Years ended December 31, 2004 and 2003

(In thousands of R$)

	Parent Company		Consolidated	
	2004	2003	2004	2003
Income (expenses)				
Sales of goods and services rendered	-	-	1,315,664	759,938
Provision for doubtful accounts - reversal (increase)	-	-	2,777	(1,773)
Nonoperating result	(9,650)	(2,452)	(20,570)	(5,863)
	(9,650)	(2,452)	1,297,871	752,302
Inputs acquired from third parties (including ICMS and IPI Taxes)				
Raw materials consumed	-	-	606,190	363,365
Cost of goods sold and services rendered	-	-	177,160	88,520
Material, power, third party services and other	1,889	2,515	88,410	49,929
	1,889	2,515	871,760	501,814
Gross (reduced) value added	(11,539)	(4,967)	426,111	250,488
Retentions				
Depreciation and amortization	(32)	(48)	(26,744)	(28,401)
Amortization of goodwill	(2,016)	(3,457)	(2,016)	(3,457)
(Reduced) value added (consumed by) produced by the Company and its subsidiaries	(13,587)	(8,472)	397,351	218,630
Transferred value added				
Equity in net income of subsidiaries	96,184	9,992	-	-
Financial income	7,530	12,564	7,360	19,684
	103,714	22,556	7,360	19,684
Value added to be distributed	90,127	14,084	404,711	238,314
Distribution of value added				
Payroll and related charges	2,554	2,299	165,078	105,211
Taxes and contributions	25,394	1,968	149,677	70,673
Interest and rents	11,353	14,928	39,130	67,541
Proposed dividends	16,118	-	16,118	-
Legal reserve	2,044	-	2,044	-
Statutory reserve for investment and working capital	22,726	-	22,726	-
Compesantion of accumulated losses	9,938	-	9,938	-
Loss of the year	-	(5,111)	-	(5,111)
	90,127	14,084	404,711	238,314

See the accompanying notes to financial statements.

Notes to Financial Statements

December 31, 2004 and 2003

(in thousands of Reais)

1. Operations

The company is located in São Paulo and its main activity is to invest in companies which manufacture and sell components for road and railway vehicles, industrial castings and spare parts.

Subsidiary companies operate in the following sectors: Maxion Sistemas Automotivos Ltda. (Structural Components division – Cruzeiro – SP) manufactures and sells chassis, crossbars and heavy wheels; (Automotive components division – Contagem – MG) manufactures and sells window winders, locks, bolts and other automotive components; and Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. (Cruzeiro – SP), manufactures and sells railway wheels and components and industrial castings.

In June 2004, Iochpe-Maxion S.A. deployed a corporate and operational restructuring involving its subsidiaries Maxion Componentes Estruturais Ltda. and Maxion Componentes Automotivos S.A., aiming to achieve administrative simplification and additional synergies.

On June 22, 2004, the Company's name of Maxion Componentes Automotivos S.A. was changed to Maxion Sistemas Automotivos S.A.

On August 2, 2004, the subsidiary Maxion Componentes Estruturais Ltda. transferred the total assets and liabilities, rights and obligations of the goodwill to its subsidiary Maxion Sistemas Automotivos S.A., at book value of R$74,429, which then assumed the effective operation of the Structural Components Division.

On September 10, 2004, the subsidiary Maxion Sistemas Automotivos S.A., signed the asset sales agreement of the window winder's business to Brose do Brasil Ltda., a wholly owned subsidiary of Brose International GmbH, in the amount of R$17,790, whose assets were substantially transferred in December 2004.

On October 29, 2004 the subsidiary Maxion Sistemas Automotivos S.A. changed to a Limited Liability Company and also changed its name to Maxion Sistemas Automotivos Ltda.

2. Presentation of the financial statements

The individual and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission.

Summary of the main accounting practices

a. **Statement of Income** - Income and expenses are recognized on the accrual basis.

b. **Accounting estimates** - The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred tax assets, provision for contingencies and valuation of financial instruments. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company and its subsidiaries review the estimates and assumptions at least quarterly.

c. **Foreign currency** - Monetary assets and liabilities denominated in foreign currencies were translated into Reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the statement of income. For the subsidiaries located abroad, the non-monetary assets and liabilities, presented at historical cost, were translated into Reais at the foreign exchange rate ruling at the balance sheet date.

d. Current and noncurrent assets

- **Cash and cash equivalents** - Cash and cash equivalents are recorded at cost plus income accrued up to the balance sheet date.
- **Allowance for doubtful accounts** - The allowance for doubtful accounts was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.
- **Inventories** - Inventories are stated at the lower of average cost or market value. The cost of inventories includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.
- **Other current and noncurrent assets** - Presented at the net realizable amount.

e. Permanent assets

- **Investments** - Investments in subsidiaries were valued using the equity method. Other investments were valued at the cost of acquisition less provision for devaluation, when applicable.

- **Property, plant and equipment** - Property, plant and equipment are recorded at the cost of acquisition, formation or construction. Depreciation is calculated using the straight-line method at rates which take into account the estimated useful economic lives of the assets.
- **Deferred charges** - Deferred charges are recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method at rates that consider the useful life of the intangible assets. The deferred charges accounted for refers to expenditures mainly with development of new products.

f. **Current and noncurrent liabilities** - Stated at the known amounts or estimated, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred up to the balance sheet date.

g. **Provisions** - A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

h. **Income and social contribution taxes** - The income and social contribution taxes, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$240 thousand for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2003, and consider past profitability and expectations of future taxable income, based on a technical viability study.

i. **Statements of cash flows** - The Company and its subsidiaries are voluntarily presenting, for the first time, the statements of cash flows prepared in accordance with NPC 20/99 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

j. **Statements of added value** - The Company and its subsidiaries are voluntarily presenting, for the first time, the statements of added value, prepared in accordance with the Circular-Notice/CVM/SNC/SEP/01/00, which have the objective of demonstrating the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

All the information presented has been obtained from the accounting records of the Company and its subsidiaries. Reclassifications of specific information contained in the traditional statement of income have been performed, due to the fact that, in the statement of added value they were considered as distribution of the added value generated.

k. **Reclassifications** - The financial statements of the year ended at December 31, 2003 were reclassified to allow a better comparison with the current financial statements.

3. Consolidated financial statements

The accounting policies have been consistently applied in all the consolidated companies and are consistent with those used in the previous year.

The consolidated financial statements include the financial statements of Iochpe-Maxion S.A. and its subsidiaries, as listed below:

	Direct Ownership - %		Indirect Ownership - %	
	2004	**2003**	**2004**	**2003**
Maxion Componentes Estruturais Ltda.	99.99	99.99	-	-
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50.00	50.00	-	-
Maxion Sistemas Automotivos Ltda.	6.17	18.88	93.72	80.76
Tecob Cobranças, Representações e Comércio Ltda.	99.99	99.99	-	-
Iochpe Holdings, LLC	100.00	100.00	-	-
Maxion Structurals Components USA, Inc.(*)	-	-	100.00	100.00
Newbridge Strategic Partners	100.00	100.00	-	-

(*) These financial statements were consolidated by the subsidiary Iochpe Holdings, LLC.

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;

b. Elimination of investment in the capital, reserves and retained earnings of the subsidiaries;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

d. Identification of minority interests in the consolidated financial statements.

In accordance with CVM instruction no. 247/96, the proportional consolidation of the financial statements of the joint controlled subsidiary Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is being prepared and presented due to the 50% ownership in this subsidiary. The main accounting group of assets and liabilities and the net income of this subsidiary are demonstrated as follows:

	Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	
	2004	**2003**
Balance sheets		
Current assets	250,002	69,839
Noncurrent assets	35,207	11,836
Permanent assets	61,726	38,079
Total assets	346,935	119,754
Current liabilities	246,134	52,435
Noncurrent liabilities	64,152	32,196
Shareholders' equity	36,649	35,123
Total liabilities and shareholders' equity	346,935	119,754
Statements of income		
Net sale of goods	645,509	328,069
Cost of goods sold	(541,883)	(261,381)
Gross profit	103,626	66,688
Operating expenses	(56,725)	(33,944)
Nonoperating expenses	(21)	(155)
Income and social contribution taxes	(14,980)	(11,146)
Net income for the year	31,900	21,443

4. Cash and cash equivalents

	Parent Company		Consolidated	
	2004	2003	2004	2003
Current				
Cash and banks	95	382	31,466	8,227
Interest earning bank deposits	14,717	4,363	42,460	4,426
	14,812	4,745	73,926	12,653

Interest earning bank deposits refer substantially to Bank Deposit Certificates and Fixed Income Funds, remunerated at rates of the CDI.

5. Trade accounts receivable (consolidated)

	2004	2003
Current		
Domestic customers	108,174	58,519
Foreign customers	36,791	34,180
Discounted receivables	(20,089)	(23,870)
Allowance for doubtful accounts	(2,338)	(4,567)
	122,538	64,262
Noncurrent		
Domestic customers	9,982	7,179
Foreign customers	2,097	2,097
Allowance for doubtful accounts	(6,859)	(3,779)
	5,220	5,497

6. Inventories (consolidated)

	2004	2003
Finished goods	40,909	19,808
Work in process	10,667	7,520
Raw materials	86,533	42,973
Auxiliary and maintenance materials	6,148	829
Packaging and storeroom materials	2,889	5,530
Provision for slow moving and inventories loss	(407)	(1,453)
Imports in transit	2,614	1,315
	149,353	76,522

7. Related party transactions

The main balances of assets and liabilities as of December 31, 2004, as well as the transactions that influenced net income for the year, related to operations with related parties, result from transactions between the Company and its subsidiaries, which were performed under normal market conditions for similar types of operations.

	Direct Subsidiaries								Indirect Subsidiaries				Affiliates				Parent Company		Consolidated	
	Maxion Componentes Estruturais Ltda.		Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.		Iochpe Holdings, LLC		Tecob Cobranças, Representaçãoes e Comércio Ltda.		Maxion Sistemas Automotivos Ltda.		Maxion Structural Components USA		Fundação Iochpe		Total					
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Assets																				
Accounts receivable from acquisition of goods and services	-	3,616	-	-	-	-	-	-	8,769	-	2,064	5,759	-	-	10,833	9,375	-	-	-	-
Interest on shareholders' equity and dividends	9,469	-	1,409	-	-	-	-	-	2,706	-	-	-	-	-	13,584	-	13,584	-	-	-
Noncurrent assets (loan contracts)	-	-	-	-	50,263	47,428	-	-	-	2,759	-	-	-	-	50,263	50,187	47,048	75,288	-	436
Liabilities																				
Suppliers	-	4,375	-	-	-	-	-	-	2,064	1,089	8,769	3,911	-	-	10,833	9,375	-	-	-	-
Interest on shareholders' equity and dividends	9,469	-	1,409	-	-	-	-	-	2,706	-	-	-	-	-	13,584	-	-	-	-	-
Obligations (loan contracts)	-	45,143	-	-	-	-	15,288	21,077	23,737	-	8,023	8,632	-	436	47,048	75,288	50,263	50,187	-	-
Provision for negative equity	-	-	-	-	-	-	6,880	8,242	-	-	-	-	-	-	6,880	8,242	6,880	8,242	-	-
Income																				
Sale of goods and services rendered	22,745	39,917	-	-	-	-	-	-	15,034	-	-	-	-	-	37,779	39,917	-	-	-	-
Cost of goods sold and services rendered	-	-	-	-	-	-	-	-	-	-	37,430	39,917	-	-	37,430	39,917	-	-	-	-
(Expenses) income financial, net	(3,499)	(14,380)	-	-	2,978	11,040	-	-	(1,879)	292	(109)	(98)	-	-	(2,509)	(3,146)	1,564	9,423	(859)	2,310
Other income (expenses) nonoperat-	-	-	-	-	-	-	919	824	-	-	-	-	-	-	919	824	(6,209)	(824)	-	-

The balance of R$15,288 (R$ 21,077 as of December 31, 2003) with Tecob Cobranças, Representações e Comércio Ltda. (Tecob) refers to the net assets of the former agricultural division, sold in previous years, with no maturity date. Services rendered by Tecob are supported by a commission agreement.

The balance of R$23,737 with Maxion Sistemas Automotivos Ltda. (R$45,143 with Maxion Componentes Estruturais Ltda. as of December 31, 2003), refers to the goodwill sale and purchase agreement signed in 1996, plus interest of 1.5% p.m., renegotiated quarterly, with maturity date on December 31, 2006.

The balance of R$8,023 (8,632 as of December 31, 2003) with Maxion Structural Components USA, Inc. refers to a mutual loan that was used, principally, to pay supplies and repay bank loans. It is updated by exchange variation plus interest of 6% p.a., with maturity date on February 1st, 2005

The balance of R$50,263 (R$ 47,428 as of December 31, 2003) with Iochpe Holdings, LLC refers to a mutual loan that was used to pay debts of commercial papers, plus interest of 6% p.a., with maturity date on February 1st, 2005.

On December 31, 2004 and 2003 the Company had the following amount of guarantees relating to loans, financing and advances from customers.

	Sureties Given	Guaranties Refis
Maxion Sistemas Automotivos Ltda.	95,753	16,017
Amsted-Maxion Fundição e Equips. Ferroviários S.A.	81,263	-
Balances at December 31, 2004	177,016	16,017
Balances at December 31, 2003	127,966	16,017

8 Investments

a. Composition of balances

	Parent Company		Consolidated	
	2004	2003	2004	2003
Equity in subsidiaries	219,258	148,555	-	-
Amortization of goodwill	-	8,270	-	8,270
Other investments	85	85	265	161
	219,343	156,910	265	8,431

b. Movement of balances in subsidiaries

	Maxion Componentes Estruturais Ltda.	Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	Maxion Sistemas Automotivos Ltda.	Iochpe Holdings, LLC	Tecob Cobranças, Representações e Comércio Ltda.	Total
Balance at December 31, 2003	81,957	17,562	1	49,035	-	148,555
Equity in net income of subsidiaries	74,893	15,949	3,851	129	1,362	96,184
Dividends and interest on shareholders' equity received	(2,900)	(13,778)		-	-	(16,678)
Dividends and interest on shareholders' equity receivable	(11,551)	(1,409)	(624)	-	-	(13,584)
Amortization of income not realized	-	-	6,528	-	-	6,528
Loss from variation in the ownership percentage in subsidiaries	-	-	(385)	-	-	(385)
Transfer to provision for negative equity	-	-	-	-	(1,362)	(1,362)
Balance at December 31, 2004	142,399	18,324	9,371	49,164	-	219,258

c. Information on the subsidiaries

(In thousands of Reais)

	Maxion Componentes Estruturais Ltda.		Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.		Maxion Sistemas Automotivos Ltda.		Iochpe-Holdings, LLC (*)		Tecob Cobranças, Representações e Comércio Ltda.	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Capital	102,111	107,886	33,267	33,267	123,703	113,170	37,711	41,047	500	500
Quantity of shares or quotas owned (in lots of one thousand shares)										
Common	-	-	921,430	921,430	-	379,738	1	1	-	-
Preferred	-	-	1,788,885	1,788,885	-	-	-	-	-	-
Quotas	102,111	107,886	-	-	7,636	-	-	-	500	500
Shareholders' equity	142,399	81,957	36,649	35,123	152,156	46,158	49,164	49,036	(6,880)	(8,242)
(-) profit not realized in inventories adjustments	-	-	-	-	(349)	-	-	-	-	-
(=) Adjusted shareholders' equity	142,399	81,957	36,649	35,123	151,807	46,158	49,164	49,036	(6,880)	(8,242)
Interest in capital at the end of the year - %	99,99	99,99	50,00	50,00	6,17	18,88	100,00	100,00	99,99	99,99
Interest in shareholders' equity - %	76,46	54,09	9,84	11,59	5,03	-	26,40	32,36	-	-
Net income (loss) for the year	74,730	16,622	31,900	21,443	40,410	(26,072)	4,128	9,138	(3,145)	(3,386)
Goodwill to be amortized	-	-	-	-	-	8,270	-	-	-	-

(*) These financial statement were audited by other independent auditors.

9 Property, plant and equipment

(In thousands of Reais)

	Rate of depreciation % p.a.	Parent Company				Consolidated			
		2004			2003	2004			2003
		Cost	Depreciation	Net	Net	Cost	Depreciation	Net	Net
Lands		-	-	-	-	5,338	-	5,338	5,338
Buildings and improvement	4	-	-	-	-	69,711	(35,757)	33,954	30,995
Machinery and equipment	10	-	-	-	-	213,914	(138,551)	75,363	60,347
Patterns	10 to 33 (*)	-	-	-	-	49,944	(32,427)	17,517	17,590
Furniture and fixtures	10	991	(747)	244	266	6,722	(3,456)	3,266	2,874
Vehicles	20	-	-	-	-	972	(716)	256	189
Computer equipment	20	580	(522)	58	46	6,224	(4,197)	2,027	2,155
Other	10 and 20	331	(227)	104	112	14,909	(245)	14,664	10,586
Construction in progress		-	-	-	-	12,539	-	12,539	9,878
Advances to suppliers		-	-	-	-	6,888	-	6,888	10,660
		1,902	(1,496)	406	424	387,161	(215,349)	171,812	150,612

(*) Average rate of 18.9%.

10 Deferred charges (consolidated)

	2004	2003
Development of new products	7,171	10,784
Expansion costs	266	2,738
Computerized systems	247	2,912
Goodwill	-	20,890
	7,684	37,324
Accumulated amortization	(3,513)	(22,090)
	4,171	15,234

11 Loans and financing (consolidated)

	Index	Annual interest - %	2004	2003
Local currency:				
Working capital	CDI	1.5	45,012	5,214
FINAME	TJLP	5.0 to 9.0	5,835	8,194
BNDES	TJLP	3.6 to 6.5	34,440	9,089
PRO Industry and PROIM	IGPM	0.0 to 6.0	5,090	-
Foreign currency:				
ACC				
US$ 2,630 (2003 - US$ 11,997)		2.78 to 5.0	6,980	34,662
Import US$ 3,285 (2003 - US$ 6,182)		3.375 to 5.9	8,710	17,861
Pre-Export US$ 15,683		4.3 to 6.7	41,628	-
Resolution nº 2,770 (2003 - US$ 3,420)		6.54 to 35	-	9,882
			147,695	84,902
Current portion included in current liabilities			(88,712)	(73,293)
Noncurrent liabilities			58,983	11,609

The long-term installments have the following payment schedule:

	Consolidated	
Maturiy:	**2004**	**2003**
2005	-	4,011
2006	21,952	2,885
2007	24,249	4,713
2008	7,082	-
2009 until 2014	5,700	-
	58,983	11,609

The loans and financing are secured by property, plan and equipment assets in the amount of R$ 5,606 (R$ 3,488 as of December 31, 2003) and real state mortgages in the amount of R$ 4.846 (R$ 2,887 as of December 31, 2003).

12 Debentures

Remaining in circulation 217.787 debentures of the 4th issue, in the amount of R$ 28,134 (R$ 46,508 as of December 31, 2003), falling due in May 2005. These debentures have charges based on the variation of National Consumer Price Index (INPC), plus interest of 10% p.a. The interest is paid annually, in May.

13 Tax Recovery Program - REFIS

The subsidiary Maxion Sistemas Automotivos Ltda. joined the REFIS in order to settle fiscal debts through a special payment and installment program for tax and social security liabilities. The financing program corresponds to 1.2% of billing.

The change in the amounts due to REFIS is shown as follows:

	Consolidated
Balances at December 31, 2002	19,937
Monetary variation	1,541
Payments	(5,189)
Balances at December 31, 2003	16,289
Monetary variation	1,029
Payments	(6,058)
Balances at December 31, 2004	11,260
Current liabilities	(11,107)
Noncurrent liabilities	153

Shares of Maxion Sistemas Automotivos Ltda. have been given in guarantee of this program.

14 Provision for contingencies

The Company and its subsidiaries are parties in judicial and administrative proceedings in various courts and governmental agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

Based on information from its legal advisors, analysis of the pending legal proceedings, and previous experience with regards to amounts claimed, management recorded provisions for amounts considered sufficient to cover potential losses from the current actions, as follows:

	Parent Company		Consolidated	
	2004	2003	2004	2003
Labor	150	439	3,552	965
Tax				
Federal	9,459	17,002	47,184	44,915
State	57	52	889	52
Other	-	-	166	166
	9,666	17,493	51,791	46,098
Current liabilities	(9,358)	(12,148)	(13,759)	(12,840)
Noncurrent liabilities	308	5,345	38,032	33,258

The Federal tax contingencies refer mainly to administrative discussions regarding IPI (Excise Tax) Export Credit and judicial discussions regarding to the calculation basis of PIS (Employees' Profit Participation Program) and Cofins (Tax for Social Security Financing) – Law n° 9.718/98.

15 Income and social contribution taxes

a. Deferred

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values.

In accordance with CVM Instruction 371, of June 27, 2003, the Company and its subsidiaries based on its expectation of generating future taxable income determined by a technical valuation approved by management, recognized tax credits on income tax loss carry-forwards and the negative bases of social contribution tax, with no statutory limitation period and that can be offset against a maximum of 30% of annual taxable income. The carrying value of the deferred tax asset is reviewed quarterly by the Company and its subsidiaries with no significant adjustments arising in relation to Managements forecasts.

The origin of deferred income and social contribution taxes is presented below:

	Parent Company		Consolidated	
	2004	2003	2004	2003
Temporary differences				
Tax contingency	-	-	12,734	5,003
Labor contingency	-	-	995	141
Allowance for doubtful accounts	-	-	768	363
Accrual for goodwill	-	-	-	10,286
Other	-	-	2,035	-
		-	16,532	15,793
Tax losses	-	15,473	28,323	27,277
Negative basis of social contribution	-	8,127	5,355	11,601
		23,600	50,210	54,671
Current assets	-	-	(10,120)	(11,712)
Noncurrent assets	-	23,600	40,090	42,959

Management understands that fiscal credits on temporary differences will be realized in accordance with the resolution of the contingencies, which is beyond the control of the Company and its subsidiaries.

Based on the projections for future taxable income, prepared in accordance with CVM Instruction n° 371, the Company and its subsidiaries expect to offset the tax credits in the following years:

The projections of realization of consolidated deferred tax assets are as follows:

2005	10,120
2006	5,794
2007	7,479
2008	6,505
2009	3,780
	33,678
Deferred credits on temporary differences	16,532
	50,210

The expected recoverability of the tax credits is base on the projections of future taxable income taking into consideration various business and financial assumptions at year-end. Accordingly, these estimates may differ from the effective taxable income in the future due to the inherent uncertainties involving these estimates.

The Company has tax loss carry-forwards in the amount of R$ 201,275 (2003 – R$ 192,535), negative basis for social contribution taxes in the amount of R$ 207,217 (2003 – 198,756), with no statutory limitation period, and temporary differences in the amount of R$ 12,067 (2003 – R$ 12,316).

Incoó

The write-off of deferred fiscal credits in the amount of R$ 23,600 was due to the corporate restructuring implemented during the year.

b. Reconciliation with net income

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented below:

	Parent Company		Consolidated	
	2004	2003	2004	2003
Net income (losses) before tax	74,426	(3,894)	73,566	13,491
Combined statutory rates - %	34	34	34	34
Income and social contribution taxes calculated at the statutory rates	(25,305)	1,324	(25,012)	(4,587)
Equity method and net income abroad	29,092	(1,089)	-	-
Amortization of goodwill	(504)	(864)	(504)	(864)
Non deductible expenses	(144)	(267)	(203)	(625)
Unrecognized tax assets on temporary differences	(133)	(747)	(730)	(1,920)
Exchange variation on foreign investments	-	10,032	(1,355)	7,012
Interest on shareholders' equity	(2,211)	(1,687)	-	(1,221)
Prior year adjustments	-	24	-	24
Unrecognized tax assets on tax loss carry-forward	(795)	(6,702)	(3,779)	(17,039)
Recognition of tax assets on temporary differences and off set of losses carry-forward	-	-	16,279	5,660
Income and social contribution tax expenses	-	24	(15,304)	(13,560)

16 Shareholders' equity (parent company)

a. Capital

Subscribed and paid-up capital comprises of 2,661,615,270 shares, of which 921,429,894 are common and 1,740,185,376 are preferred shares, with no nominal value.

The Company is authorized to increase capital, irrespective of a statutory reform, up to the limit of an additional 300,000,000 shares, of which 100,000,000 common and 200,000,000 preferred.

Within the authorized capital limits, issues will be made after deliberation by the Board of Directors, which will determine the number of shares issued subscription terms and conditions, as well as other forms and procedures for each issue.

b. Statutory reserve for investments and working capital

The purpose of this reserve is to ensure investments in permanent assets and resources for increasing of working capital, including amortization of Company debts, as well as the capitalization and financing of subsidiary and associated companies. It is formed with an annual appropriation of a minimum of 10% up to a maximum of 58% of net income, and the maximum amount of this reserve together with the legal reserve cannot exceed capital.

c. Share rights

Each common registered share has the right to one vote at shareholders' meetings. Preferred shares are non-voting, but have priority to the return of their proportion of capital, without premium, in the event of liquidation of the Company.

Preferred shares have the right to participate in profit distributions 10% higher than the common shares as well as in capital increases arising from capitalization of reserves and retained earnings, in the same conditions as the common shares.

d. Dividends

Net income for the year calculated in accordance with the Art. 191 of Law 6404/76 is appropriated as follows: (I) 5% to legal reserve which must not exceed 20% of capital, (II) 37% for distribution as the obligatory dividend and (III) the remaining amount, which was not appropriated to the statutory reserve for investments and working capital or retained as prescribed in the capital budget approved at shareholders' meeting is to be distributed as a supplementary dividend to shareholders.

e. Destination of net income

The proposed dividend registered in the financial statements, which is pending approval at the next shareholders' meeting, is demonstrated as follow:

	2004
Net income for the year	50,826
Amortization of accumulated losses	(9,938)
Calculation basis of dividends and reserves	40,888
Legal reserve (5%)	(2,044)
Proposed dividend (39.42%)	(16,118)
Common shares (R$ 5.68 per lot of thousand shares)	5,238
Preferred capital shares (R$ 6.25 per lot of thousand share)	10,880
Statutory reserve and working capital (55.58%)	(22,726)

17 Non-operating result

	Parent Company		Consolidated	
	2004	2003	2004	2003
Losses of discontinuing business	(9,540)	(2,441)	(8,036)	(5,213)
Effect of corporate restructuring (goodwill and other)	275	-	(10,744)	-
Other	(385)	(11)	(1,790)	(650)
	(9,650)	(2,452)	(20,570)	(5,863)

18 Financial instrument

The Company and its subsidiaries, through a conservative policy, manage their exchange exposure by obtaining U.S. dollar indexed assets and swap contracts for amounts equivalents to its liabilities indexed to the U.S. dollar, represented, at December 31, 2004 and 2003, mainly by advances on exchange contract operations and accounts payable to foreign suppliers.

The subsidiary Iochpe Holdings, LLC, has two derivatives contracts signed on January 21, 2002, falling due on April 11, 2005, secured by the Parent Company, registered as cash and cash equivalents in the amount of R$ 743 (R$ 3,736 as of December 31, 2003).

Credits and debts with related parties refer, substantially, to regular intercompanies commercial operations, not related to financings obtained in the market.

The balance of the other financial instrument assets and liabilities reflected in the December 31, 2004 financial statements was determined in accordance with the criteria and accounting practices disclosed in specific notes. Most of these instruments are short term and their book values approximate their market values.

19 Insurance coverage

The Company has insurance policies taken out with the main insurance companies in Brazil, which were determined in accordance with the orientation of experts, and take into consideration the nature and the level of risk involved. The main insurance coverage is as follows:

	Risk Covered	2004	2003
Inventories and warehouse	Fire and theft	68,701	64,450
Buildings and contents (own)	Fire	265,804	261,554
Buildings and contents (third parties)	Fire	1,900	1,885
Vehicles	Collision, civil liability	2,797	2,797
Civil liability		37,565	37,765
Transportation of materials	Robbery and burglary	5,523	3,366
Other		25,207	24,530
		407,497	396,347

20 Subsequent event

On January 7, 2005, the Company paid in advance the remaining amount of debentures.

Audit Board ("Conselho Fiscal") Report

As members of the Audit Board ("Conselho Fiscal") of Iochpe-Maxion S/A and according to the legal dispositions and current by-laws, we examined the Annual Management Report and the Financial Statements of Iochpe-Maxion S/A and its subsidiaries concerning to the year ended December 31. Based in the completed analysis, in the report of KPMG Auditores Independentes of January 24, 2005 , it is our opinion that the above referred documents, as well as the proposition of distribution of dividends can be forwarded to the decision of the General Shareholder Meeting".

São Paulo, February 11, 2005.

Ademar Rui Bratz
Luciano Carvalho Ventura
Mauricio Diácoli

OFFICERS

DAN IOSCHPE
Chief Executive Officer

ARMANDO ULBRICHT JÚNIOR
MARCOS LUCHESE

OSCAR A. F. BECKER
Investor Relations Director

ROQUE BITDINGER
Acountant
CRC: 1RS022968/O-1 'S' SP